UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of March 2005

(Commission File.  No 0-30718).

SIERRA WIRELESS, INC., A CANADA CORPORATION

(Translation of registrant’s name in English)

13811 Wireless Way

Richmond, British Columbia, Canada V6V 3A4

(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☐    40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:  ☐    No:  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

By:	/s/ David G. McLennan
David G. McLennan, Chief Financial Officer and Secretary

Date: March 24, 2005

SIERRA WIRELESS, INC.

2004 ANNUAL REPORT

United States GAAP

Financial Highlights

Consolidated Statements of Operations Data

(Expressed in thousands of United States dollars, except per share amounts)

Years ended December 31,	2002	2003	2004

Revenue	$77,259	$101,709	$211,205
Gross margin	7,998	41,158	83,605
Gross margin percentage	10.4%	40.5%	39.6%
Gross margin percentage, excluding restructuring costs and inventory writedowns	37.3%	40.5%	39.6%
Total expenses	46,445	39,670	56,276
Net earnings (loss)	(41,663)	2,255	24,920
Diluted earnings (loss) per share	(2.56)	0.12	0.96

Revenue by product
PC card	58%	70%	59%
Embedded modules	25	21	33
Mobile	10	6	5
Voq	—	—	1
Other	7	3	2
	100%	100%	100%

Revenue by geographical region
Americas	87%	73%	89%
Europe	7	13	6
Asia-Pacific	6	14	5
	100%	100%	100%

Consolidated Balance Sheet Data

(Expressed in thousands of United States dollars, except number of shares)

(Prepared in accordance with United States GAAP)

Years ended December 31,	2003	2004
Cash, including short-term and long-term investments	$109,757	$131,846
Working capital	80,363	130,568
Long-term debt including obligations under capital lease	3,735	3,456
Total shareholders’ equity	143,547	173,665
Number of common shares outstanding	24,822,071	25,357,231

REPORT TO SHAREHOLDERS

2004 was a year of extraordinary growth and profitability for Sierra Wireless.  Capitalizing on strong demand for our PC card and embedded module products, particularly in North America, we more than doubled our revenues and set a new record for profitability.

For the 12 months ended December 31, 2004, our revenues increased 108% to $211.2 million, up from $101.7 million in 2003.  Net earnings were $24.9 million (diluted earnings per share of $0.96) in 2004, up from $2.3 million (diluted earnings per share of $0.12) in 2003.  Our gross margin was $83.6 million, or 39.6% of revenues, in 2004, compared to $41.2 million, or 40.5% of revenues, in 2003.

At the Forefront

Supporting our strong results was the continued evolution of wireless data technology. During 2004, telecommunications carriers worldwide stepped up deployment of EVDO, EDGE and UMTS networks. Significantly faster than previous offerings, these new technologies support data rich applications and have accelerated adoption of wireless data.

Sierra Wireless was at the forefront of many of these developments, gaining first-to-market advantage in North America with EVDO PC cards: the PC 5220 and the AirCard® 580.  Competition is increasing in this market space with the entrance of other manufacturers.

Our first EDGE product, the AirCard 775, also began commercial shipping in the third quarter of 2004, helping us build momentum in both North America and Europe where EDGE networks are being deployed. Between the third and fourth quarters, our sales to Europe doubled on the strength of AirCard 775 sales.

Another strong performer for us in 2004 was our EM3420 embedded module for CDMA networks. Our design win with palmOne to supply CDMA modules for their Treo 600 was our most successful design win to date and it further established Sierra Wireless as a world class supplier in the OEM market.  With the recent completion of our shipments to palmOne for the Treo 600, we expect a decline in near term embedded module product shipments.

As wireless data becomes faster and more widely accepted, manufacturers of mobile computing devices are recognizing the need to offer wireless functionality as an embedded feature, rather than an accessory to their products.  In particular, we are seeing growing interest from laptop and other manufacturers for 3G embedded modules.  With a new 3G embedded product, the EM5625 for EVDO scheduled to begin commercial shipping in the first half of 2005, and the development of additional products underway, Sierra Wireless is well positioned to respond.  We have already announced design wins for the EM5625 with two existing laptop customers, Panasonic and Itronix.

Voq Professional Phone

The Voq Professional Phone became commercially available in 2004, marking our move into both a new product and a new product category.  As we move through the introductory phase with the Voq phone, our focus has been on seeding the corporate enterprise market and engaging in a number of trial deployments.  Customer feedback and media reviews have been strongly supportive, however, carrier interest to date has been disappointing.  We are continuing to refine this product to become a strong competitor in the Smartphone segment.  Over time, we believe Voq will become a significant, positive contributor to our financial results.

The Power of New Products

New products and technologies are the life blood of companies like ours.  In 2004, approximately 69% of our revenues came from products that were introduced in the past 24 months.

As we move into 2005, we plan to increase our research and development efforts to ensure we are well positioned with new products that will take advantage of market opportunities associated with the deployment of 3G networks. Specific product development initiatives include:

•                  HSDPA PC cards: We have accelerated the development of UMTS HSDPA PC cards, which we expect to launch in the second half of 2005.  Two generations advanced from EDGE, HSDPA will soon be offering data rates that significantly exceed those achieved with high speed broadband connections such as DSL.

•                  CDMA EVDO Release A PC Cards: Release A brings significant uplink and downlink speed advantages to EVDO.  We have established a strong market position in EVDO PC Release 0 cards over the past 18 months.  We intend to introduce EVDO Release A PC cards that we expect to be available during the first half of 2006

•                  Embedded modules for laptop manufacturers and other OEMs:  We intend to capitalize on our embedded modules experience and meet the potential demand from laptop and other manufacturers for embedded 3G capability.  We intend to develop products and services specifically for this category.

•                  Voq professional phone product line:  We are developing the next generation Voq platform to take advantage of 3G high speed networks, such as HSDPA.  Our next generation Voq phones will bring significant airlink, feature and ID enhancements to the product line.  We expect the first of these products to be available during the first half of 2006.

While we are experiencing a challenging start to 2005 as we work through a decline in embedded module sales, excess inventory in PC card channels and increased competition in the EVDO PC card market, our goal is to significantly improve our top and bottom line results as the year progresses.  As part of this goal, we are focused on developing the right products at the right point in time so that we can continue to capture early-to-market opportunities.

At the close of a remarkable year in which we doubled revenues and set a new record for profitability, I want to acknowledge the role of some key contributors. First and foremost, our achievements reflect the innovation, enthusiasm and entrepreneurial spirit of the employees who make up Team Sierra Wireless.  We also owe a significant debt to our knowledgeable and independent board of directors who continue to guide us with their wise counsel.

Finally, I want to thank you, our shareholders, for your investment in Sierra Wireless. Thanks to you, we are continuing to bring exciting new wireless communication products and solutions to the world.

/s/ David B. Sutcliffe
David B. Sutcliffe
Chairman and Chief Executive Officer

This report contains forward-looking statements that involve risks and uncertainties.  These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this report that are not historical fact.  Our expectations regarding future revenues and earnings depend upon our ability to develop, manufacture, supply and market new products that we do not produce today and that meet defined specifications.  When used in this report, the words “plan”, “expect”, “believe”, and similar expressions generally identify forward-looking statements.  These statements reflect our current expectations.  They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market.  In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this report will be realized.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our consolidated financial condition and results of operations, as of March 4, 2005, has been prepared in accordance with United States generally accepted accounting principles (GAAP) and, except where otherwise specifically indicated, all amounts are expressed in United States dollars.

Additional information related to Sierra Wireless, Inc., including our Annual Information Form, may be found on SEDAR at www.sedar.com.

Overview

We provide highly differentiated wireless solutions worldwide.  We develop and market a broad range of products that include wireless data modems for portable computers, embedded modules for original equipment manufacturers, or OEMs, rugged vehicle-mounted modems and mobile phones.  Our products permit users to access wireless data and voice networks using notebook computers, personal digital assistants, or PDAs, vehicle-based systems and mobile phones.

Wireless data communications is an expanding market positioned at the convergence of wireless communications, portable computing and the Internet, each of which we believe represents a growing market.  Our products are based on open standards, including the Internet protocol, and operate on the networks of major wireless communications service providers.

Our products are primarily used by businesses and government organizations to enable their employees access to a wide range of wireless data applications, including Internet access, e-mail, messaging, corporate intranet access, remote database inquiry and computer aided dispatch.  We sell our products through indirect channels, including wireless operators, resellers and OEMs.

Beginning in fiscal 2001, there was a slowdown in enterprise spending and an overall economic slowdown that adversely impacted our business.  The trend intensified during fiscal 2002 and continued into fiscal 2003.  Reasons for the market deterioration included a general economic slowdown, customer bankruptcies, network build-out delays and limited availability of capital.  During the latter part of 2003 and throughout 2004, we experienced stronger than expected demand.

During 2004, we achieved a number of important objectives, including strong growth in revenue and earnings and significant generation of free cash flow.  Our revenue increased 107.7% to $211.2 million in 2004, compared to $101.7 million in 2003, primarily as a result of strong revenue from our PC card and OEM products, including products formerly sold by AirPrime, Inc. (“AirPrime”) which we acquired on August 12, 2003.  Net earnings increased to $24.9 million in 2004, or $0.96 per diluted share, compared to $2.3 million in 2003, or $0.12 per diluted share.  Our improvement in net earnings was attributable to a number of factors, including our acquisition of AirPrime in 2003, an increase in PC Card and embedded modules revenue, operating cost control and a reduction in restructuring and integration costs that were related to the acquisition of AirPrime.

Our balance sheet remains strong, with $131.8 million of cash and cash equivalents, compared to $109.7 million of cash, cash equivalents, short and long-term investments at December 31, 2003.  During 2004, we generated $29.1 million in cash from operations, compared to $14.3 million in 2003.

We believe prospects in the wireless communications industry remain strong, driven by advances in wireless network technologies such as the deployment of next generation 3G networks by carriers worldwide.  We believe the deployment of these networks will be a catalyst to increasing the demand for wireless communications products such as those sold by us.

Following our considerable revenue and earnings growth in 2004, we expect a significant reduction in our business in early 2005.  During the first quarter, we expect that our business will be negatively affected by:

•                  The reduction in our embedded module business volumes as a result of the completion of CDMA module shipments to palmOne for their Treo 600 Smartphone at the end of 2004;

•                  Channel inventory at some of our channel partners that is already sufficient to meet near term customer demand; and

•                  The near term impact of increased competition in EVDO and EDGE PC cards, including an expected loss of near term market share at Verizon Wireless.

During 2005 we expect to increase our research and development efforts to ensure we are well positioned with new products that will take advantage of market opportunities associated with the deployment of 3G networks. Specific product development initiatives include:

•                  HSDPA PC cards: We have accelerated the development of UMTS HSDPA PC cards, which we expect to launch in the second half of 2005.

•                  CDMA EVDO Release A PC Cards: Release A brings significant uplink and downlink speed advantages to EVDO.  We have established a strong market position in EVDO PC Release 0 cards over the past 18 months.  We intend to introduce EVDO Release A PC cards that we expect to be available during the first half of 2006.

•                  Embedded modules for laptop manufacturers and other OEMs:  We intend to capitalize on our embedded modules experience and meet the potential demand from laptop and other manufacturers for embedded 3G capability.  We intend to develop products and services specifically for this category.

•                  Voq professional phone product line:  We are continuing to seed the corporate enterprise market and are engaged in a number of trial deployments with our current Voq professional phone.  We are developing the next generation Voq platform to take advantage of 3G high speed networks, such as HSDPA.  Our next generation Voq phones will bring significant airlink, feature and ID enhancements to the product line.  We expect the first of these products to be available during the first half of 2006.

Results of Operations

The following table sets forth our operating results for the three years ended December 31, 2004, expressed as a percentage of revenue:

Years ended December 31,	2002	2003	2004

Revenue	100.0%	100.0%	100.0%
Cost of goods sold	89.6	59.5	60.4
Gross margin	10.4	40.5	39.6
Expenses
Sales and marketing	15.0	11.4	9.5
Research and development, net	19.3	15.7	11.6
Administration	6.2	6.5	4.3
Restructuring and other charges	16.6	1.2	0.1
Integration costs	—	1.9	—
Amortization	3.0	2.3	1.1
	60.1	39.0	26.6
Earnings (loss) from operations	(49.7)	1.5	13.0

Other income	0.3	0.9	0.9
Net earnings (loss) before income taxes	(49.4)	2.4	13.9

Income tax expense	4.5	0.2	2.1
Net earnings (loss)	(53.9)%	2.2%	11.8%

Our revenue by product, by distribution channel and by geographical region is as follows:

Years ended December 31,	2002	2003	2004

Revenue by product
PC card	58%	70%	59%
Embedded modules	25	21	33
Mobile	10	6	5
Voq	—	—	1
Other	7	3	2
	100%	100%	100%

Revenue by distribution channel
Wireless carriers	43%	46%	24%
OEM	25	22	34
Resellers	25	31	41
Direct and other	7	1	1
	100%	100%	100%

Revenue by geographical region
Americas	87%	73%	89%
Europe	7	13	6
Asia-Pacific	6	14	5
	100%	100%	100%

Results of Operations – Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenue

Revenue amounted to $211.2 million for the year ended December 31, 2004, compared to $101.7 million in 2003, an increase of 107.7%.  The increase in revenue was due primarily to an increase in sales of PC cards and embedded modules, including sales of products formerly sold by AirPrime.  During the year, we commenced commercial shipments of our new SmartPhone product, the Voq Professional Phone, as well as the AirCard 580 for CDMA 1xEV-DO networks, the AirCard 555R for CDMA networks in Asia, the MP555 for CDMA 1X, the MP775 for EDGE networks and the AirCard 775 for EDGE networks.  We completed shipments of embedded modules to palmOne for the Treo 600 at the end of 2004.  As a result, we expect that embedded module revenue as a percentage of revenue will decrease in the near term.

Our revenue from customers in the Americas, Europe and the Asia-Pacific region comprised 89%, 6% and 5%, respectively, of our total revenue in 2004 and 73%, 13% and 14%, respectively, in 2003.  Our North American business has increased significantly compared to the prior year as a result of strong sales of our PC card and embedded module products to North American customers.  Our North American business mix continues to be dominated by near term demand from channels rather than by long-term, large volume commitments. In Europe, the deployment of EDGE and UMTS networks have been gaining momentum and have negatively affected our GSM/GPRS sales in that region.  We do have EDGE products and do not currently have a UMTS product. We expect to introduce our first UMTS/HSDPA product in the second half of 2005.  In 2004, two customers individually accounted for more than 10% of our revenue and in aggregate these two customers represented 51% of our revenue.

Gross margin

Gross margin amounted to $83.6 million in 2004, compared to $41.2 million in 2003.  Our gross margin percentage was 39.6% of revenue in 2004, compared to 40.5% of revenue in 2003.  Changes in product mix resulted in a decline in margin for the year.  During 2004, we sold $0.2 million of products that had a net book value after writedowns of nil.

We expect our gross margin to continue to fluctuate from quarter to quarter as a result of changes in product mix, competitive pressures, changes in geographical mix and changes in product cost due to new product introductions.

Sales and marketing

Sales and marketing expenses were $20.0 million in 2004, compared to $11.6 million in 2003, an increase of 72.9%.  The increase is due primarily to an increase in marketing development costs and costs related to new products, such as the Voq professional phone and products for EDGE networks.  The addition of staff from the AirPrime acquisition also contributed to the increase.  Sales and marketing expenses as a percentage of revenue decreased to 9.5% in 2004, compared to 11.4% in 2003, due primarily to the increase in 2004 revenue.  We expect to continue to make significant investments in sales and marketing as we market existing products, introduce new products and continue to expand our distribution channels in the Americas, Europe and the Asia-Pacific region.

Research and development, net

Research and development expenses, net of conditionally repayable government research and development funding, amounted to $24.5 million in 2004, compared to $16.0 million in 2003, an increase of 53.4%.

Gross research and development expenses, before government research and development funding, were $27.2 million or 12.9% of revenue in 2004, compared to $16.5 million, or 16.2% of revenue, in 2003.  Repayment of TPC funding of $1.9 million was included in our gross research and development expenses in 2004, compared to nil in 2003.  Gross research and development expenses increased due to the addition of staff and projects from the AirPrime acquisition and the development of new products, including EDGE products and the Voq professional phone.  We expect our gross research and development expenses to continue to increase as we invest in next generation technology and develop new products.

During 2004, we signed a second agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program under which we are eligible to receive conditionally repayable research and development funding up to Cdn. $9.5 million to support the development of a range of third generation wireless technologies.  The agreement is effective for development work commencing April 2003.  Funding of $2.6 million was recognized during 2004, of which $1.1 million relates to the period from April 1, 2003 to December 31, 2003.  We expect that our TPC funding will be based on research and development work completed in each quarter.

Administration

Administration expenses amounted to $9.0 million, or 4.3% of revenue, in 2004, compared to $6.6 million, or 6.5% of revenue, in 2003.  The increase of $2.4 million is due primarily to an increase in professional fees, insurance costs and the addition of staff from the AirPrime acquisition.   Included in administration expenses were recoveries from Metricom of $0.5 million in each of 2004 and 2003 that were related to the settlement agreement that is further described under the heading “Contingent Liabilities”.

Restructuring and other charges

In 2004, we incurred restructuring and other charges of $0.3 million as a result of a change in estimate of the facilities restructuring charge that was originally announced in 2002.  The change in estimate reflects the impact of changes in estimated operating costs of the facilities and foreign exchange rates.

In 2003, we incurred restructuring and other charges of $1.2 million as a result of our acquisition of AirPrime.  The charges included writedowns of fixed and intangible assets, severance costs for workforce reductions and an additional facilities restructuring charge.

Integration costs

In 2004 we did not incur any integration costs.  In 2003, we incurred integration costs of $1.9 million as a result of our acquisition of AirPrime.  The charges include costs of existing staff and contractors retained for the transition period and costs related to integration activities.  All of these employees and contractors completed their integration activities and were terminated by December 31, 2003.

Other income

Other income increased to $2.0 million in 2004, compared to $1.0 million in 2003.  Other income includes interest income, interest expense and foreign exchange gains and losses.  This increase is due to an increase in interest income from increased cash and investment balances and an increase in interest rates.

Income tax expense

Income tax expense amounted to $4.4 million in 2004, compared to $0.2 million in 2003.  Income tax expense has increased primarily due to taxes payable in the United States resulting from our increased earnings.

Net earnings

Our net earnings amounted to $24.9 million, or diluted earnings per share of $0.96, in 2004, compared to net earnings of $2.3 million, or diluted earnings per share of $0.12, in 2003.

The weighted average diluted number of shares outstanding increased to 26.1 million in 2004, primarily due to the issuance of shares in August 2003 related to the AirPrime acquisition and to our public offering in November 2003, as compared to 19.0 million in the same period of 2003.

Results of Operations – Three Months Ended December 31, 2004 Compared to Three Months Ended December 31, 2003

During the fourth quarter of 2004, our revenue increased 70.1% to $58.8 million in 2004, compared to $34.6 million in the same period of 2003, due primarily to strong revenue from our PC card and embedded module products.  In the fourth quarter of 2004, three customers individually accounted for more than 10% of our revenue, and in the aggregate, these three customers represented 62% of our revenue.  Gross margin for the three months ended December 31, 2004 was 38.8%, compared to 41.1% in the same period of 2003.  The decrease in gross margin is due primarily to changes in product mix.

Operating expenses were $15.8 million in the fourth quarter of 2004, compared to $13.0 million in the same period of 2003.  Operating expenses increased primarily due to additional costs incurred in generating increased revenue and costs related to the development and marketing of new products, including products for EDGE networks and the Voq Professional Phone.

Net earnings increased to $7.3 million in 2004, or $0.28 per diluted share, compared to $1.9 million in 2003, or $0.08 per diluted share.  Our improvement in net earnings was attributable to a number of factors, including an increase in PC card and embedded modules revenue and operating cost control.

Results of Operations – Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Follow-On Offering

On November 14, 2003, we completed a new issue and secondary public offering of 4.6 million common shares in the United States and Canada at a price of $16.25 per common share. The offering generated net proceeds of approximately $67.4 million.  Of the 4.6 million common shares, 4.4 million common shares were sold by the Company and 0.2 million common shares were sold by retiring officers of the Company.

Acquisition of AirPrime, Inc.

On August 12, 2003, we acquired 100 percent of the outstanding securities of AirPrime, a privately-held supplier of high-speed CDMA wireless products located in Carlsbad, California.  We subsequently changed the name of AirPrime to Sierra Wireless America, Inc.  The results of AirPrime’s operations have been included in our consolidated financial statements since that date.  As a result of the acquisition, we believe the combined entity to be a well-positioned market leader with a broad product line, innovative engineering, blue chip customers, global distribution channels and a strong balance sheet.

The aggregate purchase price was $23.8 million including common shares valued at $22.4 million with costs related to the acquisition of $1.4 million.  The value of the 3,708,521 common shares issued was determined based on the average market price of our common shares over the two-day period before and after June 16, 2003, which was the date the terms of the acquisition were agreed to and announced.  Under the terms of the escrow agreement dated August 12, 2003, 927,129 common shares were deposited into escrow.  Of that number, 309,064 common shares have been released and the balance continue to be held in escrow.

2003 Restructuring and Integration Costs

In the third quarter of 2003, we incurred restructuring and other charges as a result of our acquisition of AirPrime.  During the year ended December 31, 2003, we recorded restructuring and other charges of $1.2 million as follows:

Fixed and intangible asset writedowns	$0.6
Workforce reductions	0.3
Facilities restructuring	0.3
Total restructuring and other charges	$1.2

The writedowns of fixed and intangible assets of $0.6 million were primarily for research and development equipment, test equipment and research and development licenses that are no longer required.  These assets were written down to nil.  Workforce reduction charges of $0.3 million were related to the cost of severance and benefits associated with 11 employees notified of termination.  Of the 11 employees, seven were in product development and four were in manufacturing.  As of September 30, 2003, there were no restructuring amounts remaining to be paid out related to workforce reductions.  We also recorded an additional facilities restructuring charge of $0.3 million as we made little progress in 2003 on the facilities restructuring that was originally announced in 2002.

During 2003, we also incurred integration costs of $1.9 million related to travel, facilities and costs related to eight existing employees retained for the transition period.  All of these employees completed their integration activities and were terminated as of December 31, 2003.

Revenue

Revenue amounted to $101.7 million in 2003, compared to $77.3 million in 2002, an increase of 31.6%. Included in our revenue was research and development funding of $0.7 million and freight revenue of $0.3 million in 2003, compared to $3.7 million and $0.1 million, respectively, in 2002. The increase in revenue was a result of sales of our 2.5G products as well as increasing sales to new channels in Europe and the Asia-Pacific region.  During 2003, we commenced commercial shipment of the AirCard 575, MP 555 and MP 750 as well as the products formerly sold by AirPrime.

Gross margin

Gross margin amounted to $41.2 million in 2003, compared to $8.0 million in 2002. Included in our gross margin was research and development funding of $0.7 million and freight revenue of $0.3 million in 2003, compared to $3.7 million and $0.1 million, respectively, in 2002.  During 2002, our gross margin was negatively affected by restructuring and other charges of $20.8 million.  Our gross margin percentage was 40.5% of revenue in 2003, compared to 10.4% of revenue in 2002.  Our gross margin, excluding restructuring and other charges, amounted to $41.2 million, or 40.5% of revenue in 2003, compared to $28.8 million, or 37.3% of revenue in 2002.  The increase in gross margin was a result of a greater mix of 2.5G AirCard products, which yield a higher margin than OEM products, as well as product cost reductions.  During 2003, we sold $1.4 million of products that had a book value after writedowns of nil.

Sales and marketing

Sales and marketing expenses were $11.6 million in 2003, unchanged from 2002.  Sales and marketing expenses as a percentage of revenue decreased to 11.4% in 2003, compared to 15.0% in 2002.  This decrease was due primarily to an increase in revenue without a corresponding increase in operating expenses.

Research and development, net

Research and development expenses, net of conditionally repayable government research and development funding and investment tax credits, amounted to $16.0 million in 2003, compared to $14.9 million in 2002, an increase of 7.4%.  Gross research and development expenses, before government research and development funding and investment tax credits, were $16.5 million or 16.2% of revenue in 2003, compared to $16.8 million or 21.7% of revenue in 2002. Gross research and development expenses in 2003 decreased due to cost reductions under our restructuring plan implemented in the second quarter of 2002 and a reduction of costs related to the development of products based on CDMA and GPRS standards. These reductions were partially offset by the addition of staff and projects from the AirPrime acquisition and the development costs of the Voq professional phone.

Administration

Administration expenses amounted to $6.6 million in 2003, compared to $4.8 million in 2002.  Included in administration expenses were recoveries from Metricom of $0.5 million in 2003 and $1.8 million in 2002.  Excluding the Metricom recoveries, administration expenses were $7.1 million in 2003, compared to $6.6 million in 2002.  This increase of 7.8% is due primarily to an increase in insurance costs that was partially offset by cost reductions under our restructuring plan.  Administration expenses, excluding the Metricom recoveries, as a percentage of revenue amounted to 7.0% in 2003, compared to 8.5% in 2002.

Other income

Other income increased to $1.0 million in 2003, compared to $0.2 million in 2002.  Other income includes interest income, interest expense and foreign exchange gains and losses.  This increase is due to an increase in interest income from increased cash and investment balances from our secondary public offering, as well as net foreign exchange gains on our Canadian denominated currency.

Income tax expense (recovery)

Income tax expense amounted to $0.2 million in 2003, compared to $3.5 million in 2002.  Our 2002 income tax recovery, excluding restructuring and other costs of $4.0 million, was $0.6 million.  The income tax recovery recorded in 2002 is a recovery of taxes paid in prior periods.

Net earnings (loss)

Our net earnings amounted to $2.3 million in 2003, compared to a net loss of $41.7 million in 2002.  Our net earnings amounted to $4.9 million in 2003, excluding restructuring and integration costs of $3.2 million and the Metricom recovery of $0.5 million, compared to a net loss of $5.8 million in 2002, excluding restructuring and other costs of $37.7 million and the Metricom recovery of $1.8 million.  Our diluted earnings per share amounted to $0.12 in 2003, compared to a loss per share of $2.56 in 2002.  Our diluted earnings per share, excluding the items referred to above, was $0.26 in 2003, compared to a loss per share of $0.35 in 2002.  The weighted average number of shares outstanding increased to 19.0 million in 2003 due to the issuance of shares related to the AirPrime acquisition and to our public offering, as compared to 16.3 million in 2002.

Contingent Liabilities

Sierra Wireless America, Inc., as successor to AirPrime, Inc., along with other defendants, has been served with the first amended complaint filed September 13, 2004 and second amended complaint filed January 3, 2005 (collectively the “Complaint”) of Joshua Cohen and David Beardsley on behalf of themselves and others similarly situated, which was filed in the U.S. District Court for the Central District of California for alleged violations of federal and state securities laws allegedly occurring prior to the time AirPrime, Inc. was acquired by the Company.  On March 4, 2005, the defendants filed motions to dismiss the Complaint.  The hearing is expected to occur in May 2005.  We have given notice to our liability insurance carriers and submitted an escrow claim notice under the escrow agreement dated August 12, 2003 relating to the acquisition of AirPrime.  Both the insurance carrier and the escrow shareholders are disputing their obligations with respect to this Complaint.  Although there can be no assurance that an unfavourable outcome of the dispute would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend them.

During 2002, we executed a settlement agreement with Metricom, one of our U.S. customers, in a Chapter 11 reorganization under U.S. bankruptcy laws, under which all claims and counterclaims were settled.  We received the amount of $1.8 million that has been included in our net loss for 2002.  We also received additional recoveries of $0.5 million in each of 2003 and 2004 that have been included in our results for each of 2003 and 2004.

Under license agreements, we are committed to royalty payments based on the sales of products using certain technologies.  We recognize royalty obligations as determinable in accordance with agreement terms.  Where agreements are not finalized, we have recognized our current best estimate of the obligation.  When the agreements are finalized, the estimate will be revised accordingly.

We are engaged in other legal actions in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

Subsequent Events

Subsequent to December 31, 2004, we became aware of certain alleged securities class action lawsuits filed against the Company and certain of our officers in the U.S. District Court Southern District of New York and the U.S. District Court Southern District of California.  On February 22, 2005, we were served with one of the complaints filed in the Southern District of California.  We are assessing the complaints and have not yet been required to file our response.  Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuits.  The Company has determined that it is not possible to establish a reasonable estimate of the possible loss, or range of possible loss, if any.

On February 8, 2005, Sierra Wireless, Inc. was served with the first amended complaint of MLR, LLC filed in the U.S. District Court for the Northern District of Illinois Eastern Division for alleged patent infringement relating to our line of professional phones.  We have been added as a defendant in existing civil action no. 04 C 7044 MLR, LLC v. Kyocera Wireless Corporation and Novatel Wireless, Inc.  We are assessing the complaint and have not yet been required to file our response.  Although there can be no assurance that an unfavourable outcome of the dispute would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the action. The Company has determined that it is not possible to establish a reasonable estimate of the possible loss, or range of possible loss, if any.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, and we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. On an on-going basis, we evaluate our estimates and judgments, including those related to revenue recognition, adequacy of allowance for doubtful accounts, adequacy of inventory reserve, income taxes and adequacy of warranty reserve.  We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty.  Actual results may differ from our estimates.  Senior management has discussed with our audit committee the development, selection, and disclosure of accounting estimates used in the preparation of our consolidated financial statements.

During the year ended December 31, 2004, we did not adopt any new accounting policies that have a material impact on our consolidated financial statements or make changes to existing accounting policies.

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:

•                  We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as collectibility is reasonably assured. Customers include resellers, original equipment manufacturers, wireless service providers and end-users. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.

A significant portion of our revenue is generated from sales to resellers.  We recognize revenue on the portion of sales to certain resellers that are subject to provisions allowing various rights of return and stock rotation when the rights have expired or the products have been reported as sold by the resellers.

Funding from research and development agreements, other than government research and development arrangements, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met, and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events.  If such events do not occur, no repayment would be required.  We will recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable.

Revenues from contracts with multiple-element arrangements, such as those including technical support services, are recognized as each element is earned based on the relative fair value of each element and only when there are no undelivered elements that are essential to the functionality of the delivered elements.

Revenue from licensed software is recognized at the inception of the license term and in accordance with Statement of Position 97-2, “Software Revenue Recognition”.  Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period such items are delivered or services are provided.  Technical support contracts extending beyond the current period are recorded as deferred revenue.

•                  We maintain an allowance for doubtful accounts for estimated losses that may arise if any of our customers are unable to make required payments.   We consider the following factors when determining if collection is reasonably assured:  customer credit-worthiness, past transaction history with the customer, current economic industry trends and changes in customer payment terms.  If we have no previous experience with the customer, we typically obtain reports from credit organizations to ensure that the customer has a history of paying its creditors.  We may also request financial information, including financial statements, to ensure that the customer has the means of making payment.  If these factors indicate collection is not reasonably assured, revenue is deferred until collection becomes reasonably assured, which is generally upon receipt of cash.  If the financial condition of any of our customers deteriorates, we may increase our allowance.

•                  We value our inventory at the lower of cost, determined on a first-in-first-out basis, and estimated net realizable value. We assess the need for an inventory writedown or an accrual for estimated losses on inventory purchase commitments based on our assessment of estimated market value using assumptions about future demand and market conditions. Our reserve requirements generally increase as our projected demand requirements decrease, due to market conditions, technological and product life cycle changes and longer than previously expected usage periods.  If market conditions are worse than our projections, we may further writedown the value of our inventory or increase the accrual for estimated losses on inventory purchase commitments.

•                  We currently have intangible assets of $14.2 million and goodwill of $19.2 million generated from our acquisition of AirPrime in August 2003.  Goodwill is tested for impairment annually, or more often, if an event or circumstance indicates that an impairment loss has been incurred.

The initial goodwill impairment test was completed during the fourth quarter of 2003, which resulted in no impairment loss.  We assessed the realizability of goodwill related to our reporting unit during the fourth quarter of 2004 and determined that the fair value amount exceeded the carrying amount of the reporting unit by a substantial margin.  Therefore, the second step of the impairment test that measures an impairment loss by comparing the implied fair market value of the reporting unit goodwill with the carrying amount of the goodwill is not required.

•                  We evaluate our deferred income tax assets to assess whether their realization is more likely than not. If their realization is not considered more likely than not, we provide for a valuation allowance. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We consider projected future taxable income and tax planning strategies in making our assessment. If our assessment of our ability to realize our deferred tax assets changes, we may make an adjustment to our deferred tax assets that would be charged to income.

•                  We accrue product warranty costs in accrued liabilities to provide for the repair or replacement of defective products.  Our accrual is based on an assessment of historical experience and management’s estimates.  If we suffer a decrease in the quality of our products, we may increase our accrual.

•                  Under license agreements, we are committed to royalty payments based on the sales of products using certain technologies.  We recognize royalty obligations as determinable in accordance with agreement terms.  Where agreements are not finalized, we have recognized our current best estimate of the obligation in accrued liabilities.  When the agreements are finalized, the estimate will be revised accordingly.

•                  We recorded a lease provision during 2002 as a result of our restructuring program by estimating the net present value of the future cash outflows over the remaining lease period.  The estimate was based on various assumptions including the obtainable sublease rates and the time it will take to find a suitable tenant.  These assumptions are influenced by market conditions and the availability of similar space nearby.  If market conditions change, we will adjust our provision.

•                  We are engaged in certain legal actions and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.  We estimate the range of liability related to pending litigation where the amount and range of loss can be reasonably estimated.  We record our best estimate of a loss when the loss is considered probable.  As additional information becomes available, we assess the potential liability relating to our pending litigation and revise our estimates.

Liquidity and Capital Resources

Operating Activities

Cash provided by operating activities amounted to $29.1 million in 2004, compared to cash provided by operating activities of $14.3 million in 2003, an improvement of $14.8 million.  The source of cash in 2004 primarily resulted from earnings from operations of $24.9 million adjusted for non-cash items, inventory levels and changes in other operating assets and liabilities of $4.2 million.  Our working capital has increased significantly from December 31, 2003 as a result of the significant growth in our business.

Investing Activities

Cash provided by investing activities was $29.4 million for 2004, compared to cash used by investing activities of $45.3 million in 2003.  The source of cash during 2004 was due primarily to the disposal of long-term investments that were re-invested in investments with maturities less than 90 days.  Expenditures on intangible assets were $2.1 million in 2004, compared to $4.1 million in 2003, and were primarily for license fees and patents.  Capital expenditures were $7.1 million in 2004, compared to $2.0 million in 2003, and were primarily for tooling, research and development equipment, computer equipment and software.

We do not have any trading activities that involve any type of commodity contracts that are accounted for at fair value but for which a lack of market price quotations necessitate the use of fair value estimation techniques.

Financing Activities

Cash provided by financing activities was $3.0 million in 2004, compared to $66.5 million during the same period in 2003.  The source of cash in 2004 was primarily from the issuance of common shares upon the exercise of stock options, offset slightly by repayments of our long-term obligations.  The source of cash in 2003 was due to the completion of a public offering in the United States and Canada.

As of December 31, 2004, we did not have any off-balance sheet finance or special purpose entities.

Cash Requirements

Our near-term cash requirements are primarily related to funding our operations, capital expenditures and other obligations discussed below.  In the near term, we expect that our cash flow from operations will be negative.  We believe our cash and cash equivalents of $131.8 million and cash generated from operations will be sufficient to fund our expected working and other capital requirements for the next twelve months based on current business plans.  Our capital expenditures during 2005 are expected to be primarily for research and development equipment, tooling, licenses and patents.  However, we cannot provide assurance that our actual cash requirements will not be greater than we currently expect.

The following table quantifies our future contractual obligations as of December 31, 2004:

Payments due in fiscal	Operating Leases	Obligations under Capital Leases	Total

2005	$2,844	$664	$3,508
2006	2,728	287	3,015
2007	2,802	—	2,802
2008	2,816	—	2,816
2009	2,146	—	2,146
Thereafter	3,432	—	3,432
Total	$16,768	$951	$17,719

We have entered into purchase commitments totaling approximately $12.6 million with certain contract manufacturers under which we have committed to buy a minimum amount of designated products.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.   The terms of the commitment may require us to purchase approximately $12.6 million of product from certain contract manufacturers between January 2005 and March 2005.

Sources and Uses of Cash

During 2004, we had an operating line of credit of $10.0 million, which bore interest at prime plus 1.25% per annum. This line of credit was secured by a general security agreement providing a first charge against all assets.  On December 31, 2004, we renegotiated our line of credit and now have an unsecured revolving demand facility for $10.0 million that bears interest at prime per annum.  The balance at December 31, 2004 was nil (2003 — nil).

In November 2003, we completed a public offering in the United States and Canada.  Our net proceeds after selling commissions and expenses of the offering amounted to approximately $67.4 million.  The net proceeds from the offering are to be used for product development, working capital and general corporate purposes, including acquisitions.

In the past, our revenue was dependent on us fulfilling our commitments in accordance with agreements with major customers. We have completed volume shipments on those contracts.  We are now relying on purchase orders with these customers and these customers, like our other customers, will be under no contractual obligation to purchase our products.  If they do not make such purchases, our future operating cash flow will be negatively impacted.  We have a risk of impairment to our liquidity should there be any interruption to our business operations.

The source of funds for our future capital expenditures and commitments is cash, short-term investments, accounts receivable, research and development funding, borrowings and cash from operations, as follows:

•                  Net cash and short-term investments amounted to $131.8 million at December 31, 2004, compared to $85.1 million at December 31, 2003.

•                  Long-term investments amounted to nil at December 31, 2004, compared to $24.6 million at December 31, 2003.

•                  Accounts receivable amounted to $22.5 million at December 31, 2004, compared to $21.6 million at December 31, 2003.

•                  We have a $10.0 million unsecured revolving demand facility with a Canadian chartered bank that bears interest at prime.  At December 31, 2004, there were no borrowings under this facility.

Market Risk Disclosure

During the year ended December 31, 2004, 86% of our revenue was earned from United States-based customers. Our risk from currency fluctuations between the Canadian and U.S. dollar is reduced by purchasing inventory, other costs of sales and many of our services in U.S. dollars.  We are exposed to foreign currency fluctuations because a significant amount of our research and development, marketing, and administration costs are incurred in Canada. We monitor our exposure to fluctuations between the Canadian and U.S. dollars. For the three and twelve months ended December 31, 2004, we have recorded a foreign exchange gain of approximately $0.7 million and $0.3 million, respectively.  As we have available funds and very little debt, we have not been adversely affected by significant interest rate fluctuations.

With our international operations in Europe and the Asia-Pacific region, we are transacting business in additional foreign currencies and the potential for currency fluctuations is increasing.  The risk associated with currency fluctuations between the U.S. dollar and foreign currencies in Europe and the Asia-Pacific region has been minimal as such transactions have not been material to date.  As our business expands in Europe, we expect that we will also continue to be exposed to Euro transactions. To date we have not entered into any futures contracts. To manage our foreign currency risks, we may enter into such contracts should we consider it to be advisable to reduce our exposure to future foreign exchange fluctuations.

Currently, we do not have any hedging activities or derivative instruments.

Related Party Transactions

During the year ended December 31, 2004, there were no material related party transactions.

Quarterly Results of Operations

The following tables set forth certain unaudited consolidated statements of operations data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained in our fiscal 2004 Annual Report.  The unaudited consolidated statements of operations data presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.  These operating results are not necessarily indicative of results for any future period.  You should not rely on them to predict our future performance.

	Quarter Ended				Year
2004	March 31	June 30	Sept. 30	Dec. 31	2004

Revenue	$41,641	$51,595	$59,149	$58,820	$211,205
Cost of goods sold	24,839	30,680	36,107	35,974	127,600
Gross margin	16,802	20,915	23,042	22,846	83,605

Expenses:
Sales and marketing	4,173	4,386	5,604	5,866	20,029
Research and development, net	4,739	5,991	6,566	7,231	24,527
Administration	2,064	2,534	2,354	2,041	8,993
Restructuring and other charges	—	—	289	—	289
Amortization	636	563	588	651	2,438
	11,612	13,474	15,401	15,789	56,276
Earnings from operations	5,190	7,441	7,641	7,057	27,329
Other income (expense)	84	(40)	694	1,251	1,989
Earnings before income taxes	5,274	7,401	8,335	8,308	29,318
Income tax expense	704	1,384	1,268	1,042	4,398
Net earnings	$4,570	$6,017	$7,067	$7,266	$24,920

Earnings per share:
Basic	$0.18	$0.24	$0.28	$0.29	$0.99
Diluted	$0.18	$0.23	$0.27	$0.28	$0.96

Weighted average number of shares (in thousands):
Basic	24,986	25,221	25,301	25,339	25,212
Diluted	26,027	26,248	26,087	25,891	26,064

	Quarter Ended				Year
2003	March 31	June 30	Sept. 30	Dec. 31	2003

Revenue	$20,150	$20,736	$26,250	$34,573	$101,709
Cost of goods sold	12,210	12,405	15,566	20,370	60,551
Gross margin	7,940	8,331	10,684	14,203	41,158

Expenses:
Sales and marketing	2,729	2,590	2,653	3,613	11,585
Research and development, net	2,749	2,947	4,677	5,621	15,994
Administration	1,617	1,451	1,331	2,198	6,597
Restructuring and other charges	—	—	1,220	—	1,220
Integration costs	—	—	1,026	921	1,947
Amortization	553	546	590	638	2,327
	7,648	7,534	11,497	12,991	39,670
Earnings (loss) from operations	292	797	(813)	1,212	1,488
Other income (expense)	104	167	(74)	768	965
Earnings (loss) before income taxes	396	964	(887)	1,980	2,453
Income tax expense	35	54	54	55	198
Net earnings (loss)	$361	$910	$(941)	$1,925	$2,255

Earnings (loss) per share:
Basic	$0.02	$0.06	$(0.05)	$0.09	$0.12
Diluted	$0.02	$0.05	$(0.05)	$0.08	$0.12

Weighted average number of shares (in thousands):
Basic	16,355	16,375	18,409	22,563	18,442
Diluted	16,718	16,754	18,409	23,383	18,989

Our quarterly results may fluctuate from quarter to quarter because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter.  The impact of significant items incurred during the first three interim periods of each fiscal year are discussed in more detail and disclosed in our quarterly reports on Form 6-K.  Items affecting our quarterly results were as follows:

•                  Revenues increased in each of the last eight quarters as a result of the introduction of new products and strong sales of PC card and OEM products.

•                  During the third quarter of 2003, we acquired AirPrime, a supplier of high-speed CDMA wireless products located in Carlsbad, California.  The results of AirPrime’s operations have been included in our consolidated financial statements since August 2003.  In connection with the acquisition, we incurred restructuring and other charges in the amount of $1.2 million related to fixed and intangible asset writedowns, workforce reductions and facilities restructuring.  We also incurred integration costs of $1.9 million related to the acquisition and these costs included travel, facilities and costs related to retaining existing employees for the transition period.

•                  During the first quarter of 2004, we signed a second agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program.  The agreement is effective for development work commencing April 2003.  Funding of $1.4 million was recognized in the first quarter of 2004, of which $1.1 million relates to the period from April 1, 2003 to December 31, 2003.

•                  During the third quarter of 2004, we incurred restructuring and other charges of $0.3 million as a result of a change in estimate of the facilities restructuring charge that was originally announced in 2002.  The change in estimate reflects the impact of changes in estimated operating costs of the facilities and foreign exchange rates.

Selected Annual Information

Years ended December 31,	2002	2003	2004

Revenue	$77,259	$101,709	$211,205
Net earnings (loss)	(41,663)	2,255	24,920
Diluted earnings (loss) per share	(2.56)	0.12	0.96
Total assets	71,089	175,868	215,594
Total current and long-term portions of long term liabilities and obligations under capital lease	6,590	3,735	3,456

Forward-looking Statements

This report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply and demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, and other expectations, intentions and plans contained in this report that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to develop, manufacture, supply and market products that we do not produce today and that meet defined specifications.   When used in this report, the words “plan”, “expect”, “believe”, and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including but not limited to, changes in technology and changes in the wireless communications market. In light of the many risks and uncertainties surrounding the wireless communications market, you should understand that we cannot assure you that the forward-looking statements contained in this report will be realized.

Risk Factors

Our business is subject to significant risks and past performance is no guarantee of future performance.  Some of the risks we face are:

We have incurred net losses in the past and may not sustain profitability.

While we had earnings from operations for each of the last two years ended December 31, 2004, we have incurred a loss from operations in each of the three fiscal years ended December 31, 2002.  As of December 31, 2004, our accumulated deficit was $46.4 million. While we had net earnings of $24.9 million for the year ended December 31, 2004, our ability to achieve and maintain profitability will depend on, among other things, the continued sales of our current products and the successful development and commercialization of new products.

We expect losses in Q1 2005.  If we do not return to profitability, we may need to raise additional capital in the future. Additional financing may not be available, and even if available, may not be on acceptable terms. We may seek to raise additional capital through an offering of common shares, preference shares or debt, which may result in dilution, and/or the issuance of securities with rights senior to the rights, of the holders of common shares.  As a result, our share price may decline.

Our revenues and earnings may fluctuate from quarter to quarter, which could affect the market price of our common shares.

Our revenues and earnings may vary from quarter to quarter as a result of a number of factors, including:

•                  The timing of releases of our new products;

•                  The timing of substantial sales orders;

•                  Design win cycles in our embedded module business;

•                  The amount of inventory held by our channel partners;

•                  Competition from other market participants;

•                  Possible seasonal fluctuations in demand;

•                  Possible cyclical fluctuations related to the evolution of wireless technologies;

•                  Possible delays in the manufacture or shipment of current or new products;

•                  Concentration in our customer base; and

•                  Possible delays or shortages in component supplies.

Because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter, any of the factors listed above could cause significant variations in our revenues and earnings in any given quarter.  Therefore, our quarterly results are not necessarily indicative of our overall business, results of operations and financial condition.  However, quarterly fluctuations in our revenues and earnings may affect the market price of our common shares.

If demand for our current products declines and we are unable to launch successful new products, our revenues will decrease.

If the markets in which we compete fail to grow, or grow more slowly than we currently anticipate, or if we are unable to establish markets for our new products, it would significantly harm our business, results of operations and financial condition.  In addition, demand for one or all of our current products could decline as a result of competition, technological change or other factors.

If we are unable to design and develop new products that gain sufficient commercial acceptance, we may be unable to maintain our market share or to recover our research and development expenses and our revenues could decline.

We depend on designing, developing and marketing new products to achieve much of our future growth. Our ability to design, develop and market new products depends on a number of factors, including, but not limited to the following:

•    Our ability to attract and retain skilled technical employees;

•    The availability of critical components from third parties;

•    Our ability to successfully complete the development of products in a timely manner; and

•    Our ability to manufacture products at an acceptable price and quality.

A failure by us, or our suppliers, in any of these areas, or a failure of new products, such as the Voq professional phone, to obtain commercial acceptance, could mean we receive less revenue than we anticipate and we are unable to recover our research and development expenses, and could result in a decrease in the market price for our shares.

The loss of any of our material customers could adversely affect our revenue and profitability, and therefore shareholder value.

We depend on a small number of customers for a significant portion of our revenues.  In the last three fiscal years, there have been four different customers that individually accounted for more than 10% of our revenues.  In the twelve months ended December 31, 2004, two customers individually accounted for more than 10% of our revenue and in the aggregate these two customers represented 51% of our revenue.  If any of these customers reduce their business with us or suffer from business failure, our revenues and profitability could decline, perhaps materially.  Shipments of our CDMA embedded modules to palmOne were completed in the fourth quarter of 2004 and we have no visibility on future revenue from this customer.  As a result of channel inventory and increased competition, our business with Verizon Wireless is expected to be significantly lower than the previous quarter.

We may not be able to continue to design products that meet our customer needs and, as a result, our revenue and profitability may decrease.

We develop products to meet our customers’ requirements but, particularly with original equipment manufacturers, current design wins do not guarantee future design wins.  If we are unable or choose not to meet our customers’ future needs, we may not win their future business and our revenue and profitability may decrease.

We depend on a few third parties to manufacture our products and supply key components. If they do not manufacture our products properly or cannot meet our needs in a timely manner, we may be unable to fulfill our product delivery obligations and our costs may increase, and our revenue and margins could decrease.

We outsource a substantial part of the manufacture of our products to third parties and depend heavily on the ability of these manufacturers to meet our needs in a timely and satisfactory manner. Some components used by us may only be available from a small number of suppliers, in some cases from only one supplier.  We currently rely on two manufacturers, either of which may terminate the manufacturing contract with us at the end of any contract year. Our reliance on third party manufacturers and suppliers subjects us to a number of risks, including the following:

•    The absence of guaranteed manufacturing capacity;

•    Reduced control over delivery schedules, production yields and costs; and

•    Inability to control the amount of time and resources devoted to the manufacture of our products.

If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.

We do not have fixed-term employment agreements with our key personnel and the loss of any key personnel may harm our ability to compete effectively.

None of our officers or other key employees has entered into a fixed-term employment agreement.  Our success depends in large part on the abilities and experience of our executive officers and other key employees.  Competition for highly skilled management, technical, research and development and other key employees is intense in the wireless communications industry.  We may not be able to retain our current key employees or attract and retain additional key employees as needed.  The loss of key employees could disrupt our operations and impair our ability to compete effectively.

We may have difficulty responding to changing technology, industry standards and customer preferences, which could cause us to be unable to recover our research and development expenses and lose revenues.

The wireless industry is characterized by rapid technological change.  Our success will depend in part on our ability to develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, changes and preferences. In addition, wireless communications service providers require that wireless data systems deployed on their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments in a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.

Competition from new or established wireless communication companies or from those with greater resources may prevent us from increasing or maintaining our market share and could result in price reductions and reduced revenues.

The wireless industry is intensely competitive and subject to rapid technological change. We expect competition to intensify. More established and larger companies with greater financial, technical and marketing resources sell products that compete with ours.  We also may introduce new products that will put us in direct competition with major new competitors.  Existing or future competitors may be able to respond more quickly to technological developments and changes or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favorable pricing or more efficient sales channels. If we are unable to compete effectively with our competitors’ pricing strategies, technological advances and other initiatives, our market share and revenues may be reduced.

We depend on third parties to offer wireless data and voice communications services for our products to operate.

Our products can only be used over wireless data and voice networks operated by third parties.  In addition, our future growth depends, in part, on the successful deployment of next generation wireless data and voice networks by third parties for which we are developing products.  If these network operators cease to offer effective and reliable service, or fail to market their services effectively, sales of our products will decline and our revenues will decrease.

Acquisitions of companies or technologies may result in disruptions to our business or may not achieve the anticipated benefits.

As part of our business strategy, we may acquire additional assets and businesses principally relating to or complementary to our current operations.  Any acquisitions and/or mergers by us will be accompanied by the risks commonly encountered in acquisitions of companies.  These risks include, among other things:

•            Exposure to unknown liabilities of acquired companies, including unknown litigation related to acts or omissions of our acquired company and/or its directors and officers prior to the acquisition;

•    Higher than anticipated acquisition costs and expenses;

•            Effects of costs and expenses of acquiring and integrating new businesses on our operating results and financial condition;

•    The difficulty and expense of integrating the operations and personnel of the companies;

•    Disruption of our ongoing business;

•            Diversion of management’s time and attention away from our remaining business during the integration process;

•            Failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

•    The inability to implement uniform standards, controls, procedures and policies;

•    The loss of key employees and customers as a result of changes in management;

•                  The incurrence of amortization expenses; and

•                  Possible dilution to our shareholders.

In addition, geographic distances may make integration of businesses more difficult.  We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions.  If realized, these risks could reduce shareholder value.

Others could claim that we infringe on their intellectual property rights, which may result in substantial costs, diversion of resources and management attention and harm to our reputation.

It is possible that other parties may claim that we have violated their intellectual property rights. Rights to intellectual property can be difficult to verify. Competitors could assert, for example, that former employees of theirs whom we have hired have misappropriated their proprietary information for our benefit. A successful infringement claim against us could damage us in the following ways:

•    We may be liable for damages and litigation costs, including attorneys’ fees;

•    We may be prohibited from further use of the intellectual property;

•    We may have to license the intellectual property, incurring licensing fees; and

•            We may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales.

Regardless of the outcome, an infringement claim could result in substantial costs, diversion of resources and management attention and harm to our reputation.

We are subject to certain alleged class action lawsuits, which if decided against us, could require us to pay substantial judgments, settlements or other penalties.

In addition to being subject to litigation in the ordinary course of business, we are currently, and may in the future be, subject to class actions and other securities litigation and investigations.  Subsequent to our January 26, 2005 announcement of our forward looking financial guidance for Q1 2005, numerous class action complaints have been filed against the Company and certain officers of the Company.  We expect that this litigation will be time consuming, expensive and distracting from the conduct of our daily business.  We are unable at this time to estimate what our ultimate liability in these matters may be, if any, however, it is possible that we will be required to pay substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on our operating results, liquidity or financial position.  Expenses incurred in connection with these lawsuits, which include substantial fees of lawyers and other professional advisors and our obligations to indemnify officers and directors who may be parties to such actions, could adversely affect our cash position.

If we are successful in the design and development of our new products, and there is commercial acceptance of our existing or new products, others may claim that we infringe on their intellectual property rights, which may result in substantial costs, diversion of resources and management attention and harm our reputation.

Misappropriation of our intellectual property could place us at a competitive disadvantage.

Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position.

Our strategies to deter misappropriation could be inadequate due to the following risks:

•            Non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada or foreign countries;

•    Undetected misappropriation of our intellectual property;

•    The substantial legal and other costs of protecting and enforcing our rights in our intellectual property; and

•    Development of similar technologies by our competitors.

In addition, we could be required to spend significant funds and our managerial resources could be diverted in order to defend our rights, which could disrupt our operations.

As our business expands internationally, we will be exposed to additional risks relating to international operations.

Our expansion into international operations exposes us to additional risks unique to such international markets, including the following:

•    Increased credit management risks and greater difficulties in collecting accounts receivable;

•            Unexpected changes in regulatory requirements, wireless communications standards, exchange rates, trading policies, tariffs and other barriers;

•    Uncertainties of laws and enforcement relating to the protection of intellectual property;

•    Language barriers; and

•    Potential adverse tax consequences.

Furthermore, if we are unable to further develop distribution channels in Europe and the Asia-Pacific region we may not be able to grow our international operations and our ability to increase our revenue will be negatively impacted.

Government regulation could result in increased costs and inability to sell our products.

Our products are subject to certain mandatory regulatory approvals in the United States, Canada and other countries in which we operate. In the United States, the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not obtain approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to obtain regulatory approvals from countries other than the United States and Canada in which we may desire to sell products in the future.

Fluctuations in exchange rates between the United States dollar and other currencies, including the Canadian dollar may affect our operating results.

We are exposed to fluctuations in the exchange rate between the United States dollar and the Canadian dollar through our operations in Canada. To reduce our risk because of currency fluctuations, we purchase inventory, other cost of sales items and many of our services in United States dollars. If the Canadian dollar rises relative to the United States dollar, our operating results may be negatively impacted. To date, we have not entered into any foreign currency futures contracts as part of a hedging policy.  We have entered into distribution agreements in Europe and the Asia-Pacific region that are denominated primarily in U.S. dollars.  We expect that as our business expands in Europe and the Asia-Pacific region, we will also be exposed to additional foreign currency transactions and to the associated currency risk.  To date, we have not entered into any futures contracts.

MANAGEMENT’S STATEMENT OF RESPONSIBILITIES

The management of Sierra Wireless, Inc. is responsible for the preparation of the accompanying consolidated financial statements and the preparation and presentation of information in the Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and are considered by management to present fairly the financial position and operating results of the Company.

The Company maintains various systems of internal control to provide reasonable assurance that transactions are appropriately authorized and recorded, that assets are safeguarded and that financial reports are properly maintained to provide accurate and reliable financial statements.

The Company’s audit committee is comprised entirely of non-management directors and is appointed by the Board of Directors annually. The committee meets periodically with the Company’s management and independent auditors to review the consolidated financial statements and the independent auditors’ report. The audit committee reported its findings to the Board of Directors who have approved the consolidated financial statements.

The Company’s independent auditors, KPMG LLP, have examined the consolidated financial statements and their report follows.

/s/ David B. Sutcliffe	/s/ David G. McLennan
David B. Sutcliffe	David G. McLennan
Chairman and Chief Executive Officer	Chief Financial Officer
January 21, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Sierra Wireless, Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards established by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with U.S. generally accepted accounting principles.

On January 21, 2005, except as to Notes 17(d)(i) and 20, which are as of March 4, 2005, we reported separately to the shareholders of the Company on the consolidated financial statements as at and for the periods presented above, which consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP
Chartered Accountants
Vancouver, Canada

January 21, 2005, except as to Notes 17(d)(i) and 20, which are as of March 4, 2005.

SIERRA WIRELESS, INC.

Consolidated Statements of Operations

(Expressed in thousands of United States dollars, except per share amounts)

(Prepared in accordance with United States generally accepted accounting principles (GAAP))

	Years ended December 31,
	2002	2003	2004
Revenue	$77,259	$101,709	$211,205
Cost of goods sold	69,261	60,551	127,600
Gross margin	7,998	41,158	83,605

Expenses:
Sales and marketing	11,564	11,585	20,029
Research and development, net (note 15)	14,896	15,994	24,527
Administration	4,785	6,597	8,993
Restructuring and other charges (note 4)	12,869	1,220	289
Integration costs (note 5)	—	1,947	—
Amortization	2,331	2,327	2,438
	46,445	39,670	56,276
Earnings (loss) from operations	(38,447)	1,488	27,329
Other income	247	965	1,989
Earnings (loss) before income taxes	(38,200)	2,453	29,318
Income tax expense (note 14)	3,463	198	4,398
Net earnings (loss)	$(41,663)	$2,255	$24,920

Earnings (loss) per share (note 16):
Basic	$(2.56)	$0.12	$0.99
Diluted	$(2.56)	$0.12	$0.96

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Balance Sheets

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

	December 31,
	2003	2004
Assets
Current assets:
Cash and cash equivalents	$70,358	$131,846
Short-term investments (note 6)	14,760	—
Accounts receivable, net of allowance for doubtful accounts of $2,468 (2003 — $2,230)	21,566	22,506
Inventories (note 7)	1,511	11,090
Prepaid expenses	2,223	5,021
	110,418	170,463

Long-term investments (note 6)	24,639	—
Fixed assets (note 8)	5,985	10,044
Intangible assets (note 9)	14,620	14,208
Goodwill (note 9)	19,706	19,227
Deferred income taxes (note 14)	500	500
Other	—	1,152
	$175,868	$215,594

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$5,966	$4,122
Accrued liabilities	22,221	33,890
Deferred revenue and credits	399	461
Current portion of long-term liabilities (note 10)	1,328	758
Current portion of obligations under capital lease (note 11)	141	664
	30,055	39,895

Long-term liabilities (note 10)	2,266	1,747
Obligations under capital lease (note 11)	—	287

Shareholders’ equity:
Share capital (note 12)
Authorized Unlimited number of common and preference shares with no par value
Common shares, 25,357,231 (2003 – 24,822,071) issued and outstanding	214,047	218,805
Additional paid-in capital	—	440
Warrants	1,538	1,538
Deficit	(71,309)	(46,389)
Accumulated other comprehensive loss
Cumulative translation adjustments	(729)	(729)
	143,547	173,665
	$175,868	$215,594

Commitments and contingencies (note 17)

See accompanying notes to consolidated financial statements.

/s/ David B. Sutcliffe	/s/ S. Jane Rowe
DAVID B. SUTCLIFFE	S. JANE ROWE
Director	Director

SIERRA WIRELESS, INC.

Consolidated Statements of Shareholders’ Equity

(Expressed in thousands of United States dollars, except number of shares)

(Prepared in accordance with United States GAAP)

							Accumulated
			Additional				Other
	Common Shares		Paid-in	Warrants			Comprehensive
	Number	Amount	Capital	Number	Amount	Deficit	(Loss)	Total

Balance December 31, 2001	16,185,770	$122,673	$—	—	$—	$(31,901)	$(729)	$90,043
Net and comprehensive loss	—	—	—	—	—	(41,663)	—	(41,663)
Stock option exercises	159,626	374	—	—	—	—	—	374
Balance December 31, 2002	16,345,396	123,047	—	—	—	(73,564)	(729)	48,754
Net and comprehensive earnings	—	—	—	—	—	2,255	—	2,255
Issued for acquisitions (note 3)	3,708,521	22,377	—	—	—	—	—	22,377
Issued for cash (note 12)	4,442,222	72,186	—	—	—	—	—	72,186
Share issue costs	—	(4,761)	—	—	—	—	—	(4,761)
Stock option exercises	325,932	1,198	—	—	—	—	—	1,198
Warrants issued	—	—	—	138,696	1,538	—	—	1,538
Balance December 31, 2003	24,822,071	214,047	—	138,696	1,538	(71,309)	(729)	143,547
Net and comprehensive earnings	—	—	—	—	—	24,920	—	24,920
Additional paid-in capital	—	—	440	—	—	—	—	440
Stock option exercises	535,160	4,758	—	—	—	—	—	4,758
Balance December 31, 2004	25,357,231	$218,805	$440	138,696	$1,538	$(46,389)	$(729)	$173,665

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

	Years ended December 31,
	2002	2003	2004
Cash flows from operating activities:
Net earnings (loss)	$(41,663)	$2,255	$24,920
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities
Amortization	6,788	5,669	6,915
Tax benefit related to stock option deduction	—	—	440
Non-cash restructuring and other charges	28,593	895	289
Loss (gain) on disposal	597	2	(66)
Deferred income taxes	3,754	—	—
Accrued warrants	481	386	—
Changes in operating assets and liabilities
Accounts receivable	(3,361)	(5,360)	(1,384)
Inventories	2,517	5,878	(9,579)
Prepaid expenses	159	(1,087)	(2,798)
Accounts payable	(1,339)	225	(1,844)
Accrued liabilities	(463)	5,296	12,148
Deferred revenue and credits	(753)	101	62
Net cash provided by (used in) operating activities	(4,690)	14,260	29,103

Cash flows from investing activities:
Business acquisitions (note 3)	—	33	—
Proceeds on disposal	338	4	69
Purchase of fixed assets	(2,219)	(1,972)	(7,120)
Increase in intangible assets	(1,431)	(4,077)	(2,123)
Increase in other assets	—	—	(1,152)
Purchase of long-term investments	—	(24,639)	(21,369)
Proceeds on disposal of long-term investments	—	—	46,186
Purchase of short-term investments	(14,662)	(25,103)	(21,305)
Proceeds on maturity of short-term investments	46,541	10,492	36,247
Net cash provided by (used in) investing activities	28,567	(45,262)	29,433

Cash flows from financing activities:
Issue of common shares, net of share issue costs	374	68,623	4,758
Repayment of long-term liabilities	(1,495)	(2,104)	(1,806)
Net cash provided by (used in) financing activities	(1,121)	66,519	2,952

Net increase in cash and cash equivalents	22,756	35,517	61,488
Cash and cash equivalents, beginning of year	12,085	34,841	70,358
Cash and cash equivalents, end of year	$34,841	$70,358	$131,846

See supplementary cash flow information (note 18)

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2002, 2003 and 2004

(Expressed in thousands of United States dollars, except per share amounts and number of shares)

(Prepared in accordance with United States GAAP)

1.     Nature of operations

We were incorporated under the Canada Business Corporations Act on May 31, 1993. We develop and market a broad range of products that include wireless data modems for portable computers, embedded modules for original equipment manufacturers, or OEMs, rugged vehicle-mounted modems and mobile phones.  Our products permit users to access wireless data and voice networks using notebook computers, personal digital assistants, or PDAs, vehicle-based systems and mobile phones.

2.     Significant accounting policies

Management has prepared these consolidated financial statements in accordance with accounting principles generally accepted in the United States.

(a)  Principles of consolidation

Our consolidated financial statements include the accounts of Sierra Wireless, Inc. and its wholly-owned subsidiaries Sierra Wireless America, Inc. (formerly AirPrime, Inc. and Sierra Wireless Data, Inc.), Sierra Wireless (UK) Limited, Sierra Wireless (Asia Pacific) Limited, Sierra Wireless SRL and Sierra Wireless ULC from their respective dates of formation or acquisition.  We have eliminated all significant intercompany balances and transactions.

(b)  Use of estimates

In preparing the financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of fixed assets, intangible assets, goodwill and deferred income taxes, and warranty accruals and other liabilities, and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

(c)   Cash equivalents

Cash equivalents include short-term deposits, which are all highly liquid securities having a term to maturity of three months or less when acquired. We value our short-term deposits at amortized cost.

(d)  Short-term investments

Short-term investments, all of which we categorize as available-for-sale, are carried at quoted market value. We reflect unrealized holding gains (losses) related to available-for-sale investments, after deducting amounts allocable to income taxes, as part of accumulated other comprehensive income, a separate component of shareholders’ equity. There were no significant unrealized holding gains or losses on available-for-sale securities during the three-year period ending December 31, 2004.

(e)   Inventories

Inventories consist of electronic components and finished goods and are valued at the lower of cost, determined on a first-in-first-out basis, and estimated net realizable value.

(f)    Research and development

We expense research and development costs as they are incurred. To date we have had no significant software development costs that would be required to be capitalized pursuant to Financial Accounting Standards (“FAS”) No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed”.

We follow the cost reduction method of accounting for government research and development funding, whereby the benefit of the funding is recognized as a reduction in the cost of the related expenditure when certain criteria stipulated under the terms of those funding agreements have been met, and there is reasonable assurance the research and development funding will be received.  Certain research and development funding is repayable only on the occurrence of specified future events.  If such events do not occur, no repayment is required.  We recognize the liability to repay research and development funding in the period in which conditions arise that will cause research and development funding to be repayable.

(g)  Long-term investments

Long-term investments, all of which we categorize as available-for-sale, are carried at quoted market value. We reflect unrealized holding gains (losses) related to available-for-sale investments, after deducting amounts allocable to income taxes, as part of accumulated other comprehensive income, a separate component of shareholders’ equity. There were no significant unrealized holding gains or losses on available-for-sale securities at December 31, 2004.

(h)  Fixed assets

We initially record fixed assets at cost. We subsequently provide amortization on a straight-line basis over the following periods:

Furniture and fixtures	5 years
Research and development equipment	3 years
Tooling	3 years
Software	3-5 years
Office equipment	5 years

We amortize leasehold improvements on a straight-line basis over the lower of their useful lives or lease terms.

(i)   Intangible assets

Patents and trademarks

Consideration paid for patents and trademarks is amortized on a straight-line basis over three to five years commencing with the date the patents or trademarks are granted.

License fees

Consideration paid for license fees is amortized on a straight-line basis over the shorter of the term of the license or five years.

Intellectual property, customer relationships and databases

Consideration paid for intellectual property, customer relationships and databases is amortized on a straight-line basis over three to five years.  Each of these intangible assets is subject to an impairment test as described in note 2(k).

(j)    Goodwill

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair value assigned to assets acquired and liabilities assumed in a business combination.  Goodwill is allocated as of the date of the business combination to the reporting units that are expected to benefit from the synergies of the business combination.

Goodwill has an indefinite life, is not amortized and is subject to a two-step impairment test at least annually.  The first step compares the fair value of the reporting unit to its carrying amount, which includes the goodwill.  When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary.  If the carrying amount exceeds the fair value, the second part of the test is performed to measure the amount of the impairment loss.  The second step compares the implied fair value of the reporting unit goodwill with the carrying amount of the goodwill.  If the carrying amount exceeds the fair value of the goodwill, an impairment loss is recognized equal to that excess.

(k)  Impairment of long-lived assets

We monitor the recoverability of long-lived assets, which includes fixed assets and intangible assets, other than goodwill, based on factors such as future asset utilization and the future undiscounted cash flows expected to result from the use of the related assets. Our policy is to record an impairment loss in the period when we determine that the carrying amount of the asset will not be recoverable. At that time the carrying amount is written down to fair value.

(l)   Income taxes

We account for income taxes in accordance with FAS No. 109, “Accounting for Income Taxes”, which requires the use of the asset and liability method. Under this method, deferred income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences). Changes in the net deferred tax asset or liability are generally included in earnings. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is included in income in the period that includes the enactment date. Deferred income tax assets are evaluated and if their realization is not considered “more likely than not”, a valuation allowance is provided.

(m)  Stock-based compensation

We have elected under FAS No. 123, “Accounting for Stock-based Compensation”, to account for employee stock options using the intrinsic value method. This method is described in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. As we grant all stock options with an exercise price equal to the market value of the underlying common shares on the date of the grant, no compensation expense is required to be recognized under APB 25. FAS No. 123 uses a fair value method of calculating the cost of stock option grants. Had compensation cost for our employee stock option plan been determined by this method, our net earnings (loss) and earnings (loss) per share would have been as follows:

	Years ended December 31,
	2002	2003	2004
Net earnings (loss):
As reported	$(41,663)	$2,255	$24,920
Less: Total stock-based employee compensation expense determined under fair value based method for all awards	(7,817)	(14,775)	(5,591)
Pro forma	$(49,480)	$(12,520)	$19,329

Basic earnings (loss) per share:
As reported	$(2.56)	$0.12	$0.99
Pro-forma	(3.03)	(0.68)	0.77

Diluted earnings (loss) per share:
As reported	$(2.56)	$0.12	$0.96
Pro-forma	(3.03)	(0.68)	0.75

We recognize the calculated benefit at the date of granting the stock options on a straight-line basis over the vesting period.

As a result of our voluntary option surrender initiative, the unrecognized stock compensation fair value of $5,956 related to the surrendered options was expensed in the year ended December 31, 2003 in our pro forma disclosure.

We have estimated the fair value of each option on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Years ended December 31,
	2002	2003	2004
Expected dividend yield	0	0	0
Expected stock price volatility	107%	102%	93%
Risk-free interest rate	4.48%	3.83%	3.76%
Expected life of options	4 years	4 years	4 years

The fair value of stock options granted during the year was $16.71 (2003 – $7.56, 2002 - $4.58).

(n)  Revenue recognition

We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as collectibility is reasonably assured. Customers include resellers, original equipment manufacturers, wireless service providers and end-users. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.

We recognize revenue on the portion of sales to certain resellers that are subject to provisions allowing various rights of return and stock rotation when the rights have expired or the products have been reported as sold by the resellers.

Funding from research and development agreements, other than government research and development arrangements, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met, and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events.  If such events do not occur, no repayment would be required.  We will recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable.

Revenues from contracts with multiple-element arrangements, such as those including technical support services, are recognized as each element is earned based on the relative fair value of each element and only when there are no undelivered elements that are essential to the functionality of the delivered elements.

Revenue from licensed software is recognized at the inception of the license term and in accordance with Statement of Position 97-2, “Software Revenue Recognition”.  Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period such items are delivered or services are provided.  Technical support contracts extending beyond the current period are recorded as deferred revenue.

(o)  Warranty costs

We accrue warranty costs upon the recognition of related revenue, based on our best estimates, with reference to past experience.

(p)  Market development costs

We accrue for co-op advertising costs upon the later of the recognition date of the related revenue or date at which the co-op advertising is available.  Market development costs are recorded as marketing expense in accordance with the criteria in Emerging Issues Task Force 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of Vendor’s Products)”.

(q)  Share issue costs

We reduce the value of consideration assigned to shares issued by the direct costs, net of income tax recoveries, of issuing the shares.

(r)   Earnings (loss) per common share

We calculate basic earnings (loss) per share based on the weighted-average number of common shares outstanding for the year. If, in a reporting period, we have had outstanding dilutive stock options and warrants, we calculate diluted earnings (loss) per share using the treasury stock method.

(s)   Comprehensive income

Under FAS No. 130, “Reporting Comprehensive Income”, we are required to report comprehensive income (loss), which includes our net earnings (loss) as well as changes in equity from other non-owner sources. In our case, the other changes in equity included in comprehensive income (loss) comprise the foreign currency cumulative translation adjustments. Comprehensive income (loss) is presented in the consolidated statements of shareholders’ equity.

(t)   Investment tax credits

Investment tax credits are now accounted for using the flow through method whereby such credits are accounted for as a reduction of income tax expense in the period in which the credit arises.  Prior to 2004, we used the cost reduction method whereby such credits are accounted for as a reduction of the related asset or expenditure.  As no investment tax credits were claimed in 2002 or 2003, the change in policy has no impact on the amounts presented.

(u)  Comparative figures

We have reclassified certain of the figures presented for comparative purposes to conform to the financial statement presentation we adopted for the current year.

(v)   Recent accounting pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued revised Statement of Financial Accounting Standards No. 123 entitled “Share-Based Payment” (“FAS No. 123”).  This revised statement addresses accounting for stock-based compensation and results in the fair value of all stock-based compensation arrangements, including options, being recognized as an expense in a company’s financial statements as opposed to supplemental disclosure in the notes to financial statements. The revised Statement eliminates the ability to account for stock-based compensation transactions using APB Opinion No. 25. FAS No. 123 is effective for public entities that do not file as small business issuers as of the beginning of the first interim or annual reporting period that begins after June 15, 2005.

In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 151 entitled “Inventory Costs – an amendment of ARB No. 43, Chapter 4” (“FAS No. 151”).  This statement amends the guidance in ARB No. 43 to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and spoilage.  FAS No. 151 requires that these items be recognized as current period charges.  We have adopted FAS No. 151, which had no effect on our consolidated financial statements

3.     Acquisition of AirPrime, Inc.

On August 12, 2003 we acquired 100 percent of the outstanding securities of AirPrime, Inc. (“AirPrime”), a privately-held supplier of high-speed CDMA wireless products located in Carlsbad, California.  We subsequently changed the name of AirPrime to Sierra Wireless America, Inc.  The results of AirPrime’s operations have been included in our consolidated financial statements since that date.

The aggregate purchase price was $23,825, including common shares valued at $22,377 and costs related to the acquisition of $1,448.  The fair value of the 3,708,521 common shares issued was determined based on the average market price of Sierra Wireless, Inc.’s common shares over the two-day period before and after June 16, 2003, which was the date the terms of the acquisition were agreed to and announced.  Under the terms of the escrow agreement dated August 12, 2003, 927,129 common shares were deposited into escrow.  Of that number, 309,064 common shares have been released and the balance continue to be held in escrow.

The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition.

Current assets	$4,716
Property and equipment	1,352
Intangible assets	5,270
Goodwill	19,706
Total assets acquired	31,044

Current liabilities	7,219

Net assets acquired	$23,825

The following table presents details of the purchased intangible assets:

	Estimated Useful Life (in years)	Aug 12, 2003 Amount	Accumulated Amortization	Net Amount
Intellectual property	5	$3,780	$1,040	$2,740
Customer relationships	5	940	258	682
Licenses	5	400	114	286
Databases	5	150	41	109
Total purchased intangible assets		$5,270	$1,453	$3,817

The estimated future amortization expense of purchased intangible assets is as follows:

Fiscal Year	Net Amount
2005	$1,054
2006	1,054
2007	1,054
2008	655
Total	$3,817

If the acquisition of AirPrime had occurred as of January 1, 2002, the pro forma operating results may have been as follows:

	2002	2003

Revenue	$96,282	$118,514
Net loss	(58,775)	(1,166)
Loss per share	$(2.94)	$(0.05)

4.     Restructuring and other charges

In the third quarter of 2004, we recorded an additional facilities restructuring charge of $289 related to a change in estimate of the future operating expenses and the foreign exchange loss on the Canadian dollar denominated liability.

In the third quarter of 2003, we incurred restructuring and other charges as a result of our acquisition of AirPrime.  During the year ended December 31, 2003, we recorded restructuring and other charges of $1,220 as follows:

Fixed and intangible asset writedowns	$605
Workforce reductions	325
Facilities restructuring	290
Total restructuring and other charges	$1,220

The writedowns of fixed and intangible assets of $605 were primarily for research and development equipment, test equipment and research and development licenses, which were no longer required.  These assets were written down to nil.  Workforce reduction charges of $325 were related to the cost of severance and benefits associated with 11 employees whose employment was terminated.  Of the 11 employees, seven were in product development and four were in manufacturing.  As of December 31, 2003, there were no remaining restructuring amounts to be paid out related to workforce reductions.  We also recorded an additional facilities restructuring charge of $290 as we made little progress in 2003 on the facilities restructuring that was originally announced in 2002.

In the last half of 2003, we also incurred integration costs of $1,947 related to travel, facilities and costs related to eight existing employees who were retained for the transition period.  These eight employees completed their integration activities and were terminated as of December 31, 2003 (see note 5).

In the second quarter of 2002, we announced and implemented a business restructuring program under which we reduced operating expenses and asset levels as a result of our assessment of current and visible future demand.  During 2002, we recorded restructuring and other charges of $37,707 associated with the writedown of CDPD and 2G CDMA inventory, fixed and intangible asset impairment charges, workforce reductions, charges related to excess facilities and other assets, and an increase in our deferred tax asset valuation allowance.  We substantially completed implementation of our restructuring program at December 31, 2002.

The following table summarizes the provision for the 2002 business restructuring program and the balance of the provision at December 31, 2004 and December 31, 2003.

	Facilities Restructuring	Workforce Reduction	Other	Total
Balance at December 31, 2002	$4,547	$54	$164	$4,765
Additional charges	290	—	—	290
Cash payments	(1,243)	(54)	(87)	(1,384)
Balance at December 31, 2003	3,594	—	77	3,671
Additional charges	289	—	—	289
Cash payments	(1,378)	—	(26)	(1,404)
Balance at December 31, 2004	$2,505	$—	$51	$2,556

5.     Integration costs

In the third quarter of 2003, we also incurred integration costs related to the AirPrime acquisition of $1,947, which included the costs of eight existing employees retained for the transition period.  All of these employees have completed their integration activities and were terminated as of December 31, 2003.

6.     Investments

Investments, all of which are classified as available-for-sale, were comprised as follows:

	Short-term		Long-term
	2003	2004	2003	2004
Government treasury bills	$11,827	$—	$—	$—
Bankers acceptances	1,937	—	—	—
Commercial paper	996	—	—	—
Government bonds	—	—	24,639	—
	$14,760	$—	$24,639	$—

In 2003, our short-term investments of $14,760 all had contractual maturities of less than one year.  Our long-term investments of $24,639 all had contractual maturities of one to five years.

7.     Inventories

	2003	2004
Electronic components	$782	$5,276
Finished goods	729	5,814
	$1,511	$11,090

8.     Fixed assets

	2004
	Cost	Accumulated Amortization and Writedown	Net Book Value

Furniture and fixtures	$2,825	$1,802	$1,023
Research and development equipment	11,393	8,324	3,069
Tooling	11,155	7,472	3,683
Software	6,095	4,401	1,694
Leasehold improvements	2,288	1,757	531
Office equipment	350	306	44
	$34,106	$24,062	$10,044

	2003
	Cost	Accumulated Amortization and Writedown	Net Book Value

Furniture and fixtures	$2,478	$1,361	$1,117
Research and development equipment	9,047	7,622	1,425
Tooling	7,280	6,024	1,256
Software	5,450	3,452	1,998
Leasehold improvements	1,742	1,624	118
Office equipment	340	269	71
	$26,337	$20,352	$5,985

As at December 31, 2004, assets under a capital lease with a cost of $1,222 (2003 — $484) and accumulated amortization of $179 (2003 — $310) are included in fixed assets.

9.     Goodwill and intangible assets

Goodwill was acquired in 2003 as a result of the acquisition of AirPrime (note 3).  An annual impairment test has been performed which resulted in no impairment loss.  We assessed the realizability of goodwill related to our reporting unit during the fourth quarter of 2004 and determined that the fair value amount exceeded the carrying value amount by a substantial margin, therefore the second step of the impairment test was not required.  During 2004, goodwill decreased by $479 due to the utilization of previously unrecognized pre-acquisition tax losses and certain purchase price adjustments.

The components of intangible assets at December 31, 2004 and 2003 are as follows:

	2004
	Cost	Accumulated Amortization and Writedown	Net Book Value

Patents and trademarks	$3,482	$382	$3,100
License fees	16,401	8,824	7,577
Intellectual property	4,214	1,474	2,740
Customer relationships	940	258	682
Databases	150	41	109
	$25,187	$10,979	$14,208

	2003
	Cost	Accumulated Amortization and Writedown	Net Book Value

Patents and trademarks	$2,604	$241	$2,363
License fees	15,156	7,404	7,752
Intellectual property	4,214	718	3,496
Customer relationships	940	70	870
Databases	150	11	139
	$23,064	$8,444	$14,620

The estimated aggregate amortization expense for each of the next five years is expected to be $2,842 per year.

10.  Long-term liabilities

	2003	2004
Facilities (note 4)	$3,594	$2,505
Less current portion	1,328	758
	$2,266	$1,747

11.  Obligations under capital lease

We lease research and development equipment, computer equipment and office furniture under capital leases, denominated in Cdn. dollars, and expiring at various dates in 2006.  As at December 31, 2004 our future minimum lease payments under capital leases were as follows:

	Cdn.$	U.S.$
2005	$859	$710
2006	355	293
	1,214	1,003
Less amount representing interest at approximately 8.3%	63	52
	1,151	951
Less current portion	803	664
	$348	$287

Interest expense on capital lease obligations for the year ended December 31, 2004 is $28 (2003 — $63).

12.  Share capital

Public offering

On November 14, 2003, we completed a public offering of 4,600,000 common shares in the United States and Canada at a price of $16.25 per share.  Under the offering, which included the shares issuable upon the exercise by the underwriters of the over-allotment option, we sold 4,442,222 common shares from treasury, and two retiring officers sold an aggregate of 157,778 common shares by way of a secondary offering.

Acquisition of AirPrime, Inc.

On August 12, 2003, we issued 3,708,521 common shares to acquire AirPrime.  The value of the shares was determined based on the average market price of Sierra Wireless, Inc.’s common shares over the two-day period before and after June 16, 2003, which was the date the terms of the acquisition were agreed to and announced.

Stock option plan

Under the terms of our employee stock option plan, our board of directors may grant options to employees, officers and directors.  The plan provides for the granting of options at the fair market value of our stock at the grant date.  Options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter.  We determine the term of each option at the time it is granted, with options having a five year or a ten year term.  Since February 1999, options have been granted with a five year term.  We have reserved 3,882,233 options for issuance under our employee stock option plan.  Stock options have been granted in Canadian and U.S. dollars.

Stock option activity since December 31, 2001 is presented below:

	Number of Shares	Weighted Average Exercise Price
		Cdn.$	U.S.$

Outstanding, December 31, 2001	2,443,449	$39.57	$24.78
Granted	732,250	9.79	6.20
Exercised	(159,626)	3.73	2.36
Forfeited	(465,509)	50.22	31.78
Outstanding, December 31, 2002	2,550,564	19.83	12.55
Granted	609,300	14.79	11.46
Exercised	(325,932)	4.90	3.80
Forfeited	(1,107,572)	54.86	42.53
Outstanding, December 31, 2003	1,726,360	11.58	8.98
Granted	566,813	30.77	25.43
Exercised	(535,160)	11.74	9.70
Forfeited	(52,442)	25.98	21.47
Outstanding, December 31, 2004	1,705,571	20.71	17.12

December 31,	Exercisable, end of year

2002	1,378,101
2003	714,345
2004	545,382

The following table summarizes the stock options outstanding at December 31, 2004:

	Options Outstanding				Options Exercisable
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price		Number Exercisable	Weighted Average Exercise Price
		In years	Cdn.$	U.S.$		Cdn.$	U.S.$

$ 0.74 - $1.24 (Cdn.$0.90 - Cdn.$1.50)	33,164	2.7	$1.30	$1.08	33,164	$1.30	$1.08
$ 1.25 - $2.89 (Cdn.$1.51 - Cdn.$3.50)	323,115	2.6	3.34	2.76	161,395	3.29	2.72
$ 2.90 - $9.92 (Cdn.$3.51 - Cdn.$12.00)	272,833	3.6	9.16	7.56	90,468	8.73	7.22
$ 9.93 - $16.53 (Cdn.$12.01 - Cdn.$20.00)	126,672	3.1	16.24	13.42	68,070	15.00	12.40
$ 16.54 - $24.79 (Cdn.$20.01 - Cdn.$30.00)	501,007	3.7	22.12	18.28	141,539	22.55	18.64
$ 24.80 - $145.50 (Cdn.$30.01 - Cdn.$176.05)	448,780	3.7	41.37	34.19	50,746	100.25	82.85
	1,705,571	3.4	20.71	17.12	545,382	19.55	16.16

The options outstanding at December 31, 2004 expire between March 9, 2005 and December 31, 2009.

Warrants

There are outstanding warrants to purchase 138,696 of our common shares at Cdn $20.49 per share.  The warrants are exercisable for a term of five years from December 30, 2003.  The warrants were issued under our agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program (note 17(b)).

13.  Financial instruments

Fair value of financial instruments

The carrying amounts of certain of our financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable, accrued liabilities and current portions of long-term liabilities, approximate their fair value due to their short maturities. Based on borrowing rates currently available to us for loans with similar terms, the carrying value of our obligations under capital lease and long-term liabilities approximates their fair value.

Concentrations of business risk

We depend on a small number of customers for a significant portion of our revenue.  In the last three fiscal years, there have been four different customers that individually accounted for more than 10% of our revenue.  In the twelve months ended December 31, 2004, two customers individually accounted for more than 10% of our revenue and in aggregate, these two customers represented 51% of our revenue.

We maintain substantially all of our cash and cash equivalents with major financial institutions or government instruments. Corporate paper is uninsured.  Our deposits with banks may exceed the amount of insurance provided on such deposits.

We outsource manufacturing of our products to third parties. We are dependent upon the development and deployment by third parties of their manufacturing abilities. The inability of any supplier or manufacturer to fulfill our supply requirements could impact future results.  We have supply commitments to our outsource manufacturers based on our estimates of customer and market demand.  Where actual results vary from our estimates, whether due to execution on our part or market conditions, we are at risk.

Financial instruments that potentially subject us to concentrations of credit risk are primarily accounts receivable.  We perform on-going credit evaluations of our customer’s financial condition and require letters of credit or other guarantees whenever deemed appropriate.

Although substantially all of our revenues are received in U.S. dollars, we incur operating costs and have obligations under capital leases that are denominated in Cdn. dollars. Fluctuations in the exchange rates between these currencies could have a material effect on our business, financial condition and results of operations. We mitigate this risk by denominating many of our payment obligations in U.S. dollars.

Line of credit

During 2004, we had an operating line of credit of $10,000, which bore interest at prime plus 1.25% per annum. This line of credit was secured by a general security agreement providing a first charge against all assets.  On December 31, 2004, we renegotiated our line of credit and now have an unsecured revolving demand facility for $10,000, which bears interest at prime per annum.  The balance at December 31, 2004 was nil (2003 — nil).

14.  Income taxes

The composition of our deferred tax assets at December 31 is as follows:

	2003	2004
Deferred tax assets (liabilities)
Fixed assets	$(350)	$(1,026)
Loss carryforwards	11,995	6,623
Scientific research and development expenses	10,538	9,975
Share issue costs	1,812	1,110
Reserves and other	3,708	3,357
Total gross deferred tax assets	27,703	20,039
Less valuation allowance	27,203	19,539
Net deferred tax assets	$500	$500

We believe that realization of our net deferred tax assets is more likely than not. In assessing the realizability of our deferred tax assets, we considered whether it is more likely than not that some portion or all of our deferred tax assets will not be realized. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We considered projected future taxable income and tax planning strategies in making our assessment.

At December 31, 2004, we had approximately $22,174 of scientific research and development expenditures available to be deducted against future Canadian taxable income that may be carried forward indefinitely, and investment tax credits of approximately $18,468 available to offset future Canadian federal and provincial income taxes payable.  The investment tax credits expire commencing in 2006 until 2014.

In addition, at December 31, 2004, net operating loss carryforwards for our foreign subsidiaries were $17,661 for United States income tax purposes and $2,061 for U.K. income tax purposes.  These carryforwards expire in various amounts through 2019.  Our foreign subsidiaries may be limited in their ability to use foreign net operating losses in any single year depending on their ability to generate significant taxable income.

Effective tax rate

Our income tax expense for the year ended December 31 differs from that calculated by applying statutory rates for the following reasons:

	2002	2003	2004
Combined Canadian federal and provincial income taxes at expected rate of 35.6% (2003 - 37.6%, 2002 – 39.6%)	$(15,127)	$923	$10,437
Permanent and other differences	1,381	(9)	(126)
Unrecognized tax assets	8,826	(635)	(5,780)
Change in enacted tax rates	—	—	—
Loss (income) subject to tax at rates lower than statutory rate	4,629	(81)	(133)
Writedown of deferred tax asset	3,754	—	—
	$3,463	$198	$4,398

Our provisions for income taxes consist of the following:

	2002	2003	2004
Current
Canadian	$94	$198	$357
Foreign	(385)	—	4,041
Total current	(291)	198	4,398
Deferred
Canadian	3,754	—	(500)
Foreign	—	—	500
Total deferred	3,754	—	—
Income tax expense	$3,463	$198	$4,398

15.  Research and development

	2002	2003	2004
Research and development	$16,795	$16,471	$27,170
Less government research and development funding	1,899	477	2,643
	$14,896	$15,994	$24,527

Included in our gross research and development expense was a repayment of funding of $1,970 (2003 - $258; 2002 - $193).

16.  Earnings (loss) per share

The weighted-average number of shares outstanding (in thousands) used in the computation of earnings (loss) per share were as follows:

	2002	2003	2004
Weighted-average shares used in computation of basic earnings (loss) per share	16,304	18,442	25,212
Weighted-average shares from assumed conversion of dilutive options	—	547	852
Weighted-average shares used in computation of diluted earnings (loss) per share	16,304	18,989	26,064

17.  Commitments and contingencies

(a)   Operating leases

We lease equipment and premises with minimum future lease payments denominated in Cdn. dollars at December 31, 2004 as follows:

	Cdn.$	U.S.$
2005	$3,441	$2,844
2006	3,301	2,728
2007	3,390	2,802
2008	3,407	2,816
2009	2,597	2,146
Thereafter	4,153	3,432
	$20,289	$16,768

(b)   Contingent liability on sale of products

(i)    Under license agreements, we are committed to royalty payments based on the sales of products using certain technologies.  We recognize royalty obligations as determinable in accordance with agreement terms.  Where agreements are not finalized, we have recognized our current best estimate of the obligation.  When the agreements are finalized, the estimate will be revised accordingly.

(ii)   We are a party to a variety of agreements in the ordinary course of business under which we may be obligated to indemnify a third party with respect to certain matters.  Typically, these obligations arise as a result of contracts for sale of our products to customers where we provide indemnification against losses arising from matters such as potential intellectual property infringements and product liabilities.  The impact on our future financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims.  To date, we have not incurred material costs related to these types of indemnifications.

(iii)  Under certain research and development funding agreements, we are contingently liable to repay up to $3,262.  Repayment for certain of the research and development funding agreements is contingent upon reaching certain revenue levels for specified products.

(iv)  Under an agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program, we have received Cdn. $9,999 to support the development of a range of third generation wireless technologies.  Under the terms of the agreement, an amount up to a maximum of Cdn. $13,000 is to be repaid based on annual sales, in excess of certain minimum amounts, of specified products commencing in 2004.  During the year ended December 31, 2004, we claimed nil (2003 — $477) that has been recorded as a reduction of research and development expense.  During the year ended December 31, 2004, we have recorded, in research and development expense, the repayment of  $1,904 (2003 — nil).  In addition, we issued warrants to TPC to purchase 138,696 common shares on December 30, 2003, valued at Cdn. $2,000 based on the Black-Scholes pricing model.  The warrants are exercisable at Cdn $20.49 per share for a term of five years from December 30, 2003.  As of December 31, 2004, no warrants have been exercised.

In March 2004, we entered into a second agreement with TPC under which we are eligible to receive conditionally repayable research and development funding up to Cdn. $9,540 to support the development of a range of third generation wireless technologies.  The agreement is effective April 2003.  During the year ended December 31, 2004, we have claimed $2,643 (2003 – nil), which has been recorded as a reduction of research and development expense.  Under the terms of the agreement, repayment based on a percentage of annual sales, in excess of certain minimum amounts, will be made over the period from April 2003 to December 2011.  If the payments during this period are less than Cdn. $16,455, payments will continue subsequent to December 2011 until the earlier of when the amount is reached or December 2014.  No repayments were made in the year.

(v)   We accrue product warranty costs, when we sell the related products, to provide for the repair or replacement of defective products.  Our accrual is based on an assessment of historical experience and on management’s estimates.  An analysis of changes in the liability for product warranties follows:

Balance, January 1, 2002	$1,251
Provisions	819
Expenditures	(907)
Balance, December 31, 2002	1,163
Provisions	1,939
Increase due to acquisition (note 3)	418
Expenditures	(1,179)
Balance, December 31, 2003	2,341
Provisions	2,785
Expenditures	(2,185)
Balance, December 31, 2004	$2,941

(c)   Other commitments

We have entered into purchase commitments totaling approximately $12,600 with certain contract manufacturers under which we have committed to buy a minimum amount of designated products between January 2005 and March 2005.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

(d)   Legal proceedings

(i)    Sierra Wireless America, Inc., as successor to AirPrime, Inc., along with other defendants, has been served with the first amended complaint filed September 13, 2004 and second amended complaint filed January 3, 2005 (collectively the “Complaint”) of Joshua Cohen and David Beardsley on behalf of themselves and others similarly situated, which was filed in the U.S. District Court for the Central District of California for alleged violations of federal and state securities laws allegedly occurring prior to the time AirPrime, Inc. was acquired by the Company.  On March 4, 2005, the defendants filed motions to dismiss the Complaint.  The hearing is expected to occur in May 2005.  We have given notice to our liability insurance carriers and submitted an escrow claim notice under the escrow agreement dated August 12, 2003 relating to the acquisition of AirPrime.  Both the insurance carrier and the escrow shareholders are disputing their obligations with respect to this Complaint.  Although there can be no assurance that an unfavourable outcome of the dispute would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend them.

(ii)   In July 2001, we learned that Metricom, Inc. (“Metricom”), one of our customers, had filed a Chapter 11 reorganization under the U.S. bankruptcy laws.  We filed a proof of claim for amounts due to us totaling $13,745.  Metricom objected to that claim asserting that all but $2,254 should be disallowed.  Metricom also filed an adversary complaint against us in the U.S. bankruptcy court seeking return of payments totaling $1,900 made to us within 90 days of the bankruptcy filing, alleging that the payments are avoidable as “preferences”.  We contended that the payments were in the ordinary course of business and that we supplied additional product to Metricom after receiving the payments, which would offset any preference liability.  During 2002, we executed a global settlement with the reorganized debtor under which we agreed to reduce our general unsecured claim to $10,250, and Metricom agreed to dismiss the preference claims.  We received a settlement of $2,321 in 2003, of which $513 was included in the determination of our net income for 2003 (2002 — $1,808).  In 2004, we received an additional $513 that was included in our net income for 2004.

(iii)  We are engaged in certain legal actions in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

18.  Supplementary information

	2002	2003	2004
(a) Cash flow information:
Cash received
Interest	$912	$500	$1,660
Income taxes	905	24	4
Cash paid for
Interest	323	62	32
Income taxes	57	62	2,649
Non-cash financing activities
Purchase of fixed assets funded by obligations under capital lease	328	113	1,238
Issuance of common shares on acquisition (note 3)	—	22,377	—

(b) Allowance for doubtful accounts:
Opening balance	$5,169	$3,068	$2,230
Acquisitions	—	62	—
Bad debt expense	623	375	366
Write offs and settlements	(2,724)	(1,275)	(128)
Closing balance	$3,068	$2,230	$2,468

(c) Other:
Rent expense	$1,599	$1,603	$2,004
Foreign exchange gain	77	439	333

19.  Segmented information

We operate in the wireless communications solutions industry and all sales of our products and services are made in this segment. Management makes decisions about allocating resources based on the one operating segment.

Revenues by product were as follows:

	2002	2003	2004
Mobile	$7,781	$6,183	$10,451
PC card	44,616	71,060	125,604
Embedded modules	19,025	20,961	70,044
Voq	—	—	1,893
Other	2,113	2,845	1,825
Research and development funding	3,724	660	1,388
	$77,259	$101,709	$211,205

47% (2003 — 65%) of our fixed assets are in Canada.  Product sales in the Americas were 89% (2003 — 73%; 2002 – 87%).

We sell certain products through resellers, original equipment manufacturers, and wireless service providers who sell these products to end-users.  The approximate sales to the significant channels are as follows:

	2002	2003	2004
Customer A	less than 10%	less than 10%	$55,718
Customer B	less than 10%	less than 10%	$52,755
Customer C	$17,808	$18,044	less than 10%
Customer D	$15,605	less than 10%	less than 10%

20.  Subsequent events

Subsequent to December 31, 2004, we became aware of certain alleged securities class action lawsuits filed against the Company and certain of our officers in the U.S. District Court Southern District of New York and the U.S. District Court Southern District of California.  On February 22, 2005, we were served with one of the complaints filed in the Southern District of California.  We are assessing the complaints and have not yet been required to file our response. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuits.  The Company has determined that it is not possible to establish a reasonable estimate of the possible loss, or range of possible loss, if any.

On February 8, 2005, Sierra Wireless, Inc. was served with the first amended complaint of MLR, LLC filed in the U.S. District Court for the Northern District of Illinois Eastern Division for alleged patent infringement relating to our line of professional phones.  We have been added as a defendant in existing civil action no. 04 C 7044 MLR, LLC v. Kyocera Wireless Corporation and Novatel Wireless, Inc.  We are assessing the complaint and have not yet been required to file our response.  Although there can be no assurance that an unfavourable outcome of the dispute would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the action. The Company has determined that it is not possible to establish a reasonable estimate of the possible loss, or range of possible loss, if any.

SIERRA WIRELESS, INC.

Executive Officers

David B. Sutcliffe

Chairman and Chief Executive Officer

Jason W. Cohenour

Chief Operating Officer

David G. McLennan

Chief Financial Officer and Secretary

James B. Kirkpatrick

Chief Technical Officer

Bill G. Dodson

Senior Vice President, Operations

Officers

Dan Schieler

Senior Vice President, Worldwide Sales

Mike Ardelan

Vice President, North American Enterprise and OEM Sales

Steve Blaine

Vice President, Engineering

Derek Evans

Vice President and Managing Director, Europe

Tom Haksi

Vice President, Information Technology and Services

Evan Jones

Vice President, Engineering

Mike O’Brien

Vice President, North American Carrier and Distribution Sales

Jin Pak

Vice President Sales, Asia Pacific

Trent Punnett

Vice President, Marketing

Directors

Gregory D. Aasen (3)

Vice President and General Manager, Communication Products Division, PMC-Sierra

Paul G. Cataford (1)(2)

President and Chief Executive Officer, University Technologies International, Inc.

Peter Ciceri (2)

Corporate Director and Management Consultant

Charles E. Levine (3)

Independent Outside Director

Nadir Mohamed (1)

President, Chief Executive Officer and Director, Rogers Wireless Communications Ltd.

S. Jane Rowe (1)

President and Chief Executive Officer, Roynat Capital

Kent Thexton

Co-Chief Executive Officer, SEVEN Networks, Inc.

David B. Sutcliffe

Chairman and Chief Executive Officer, Sierra Wireless, Inc.

(1)   Audit Committee

(2)   Governance and Nominating Committee

(3)   Human Resources Committee

General Counsel

Blake, Cassels & Graydon LLP

Vancouver, BC

US Counsel

Davis Wright Tremaine LLP

Portland, Oregon

Intellectual Property Lawyers

Thelen Reid & Priest LLP

San Jose, California

Auditors

KPMG LLP

Vancouver, BC

Transfer Agent

Computershare Trust Company of Canada

Vancouver, BC

Share Information

The common shares of Sierra Wireless, Inc. are listed for trading under the symbol SW on The Toronto Stock Exchange and under SWIR on The Nasdaq National Market System.

Annual General Information

The Annual General Meeting for the shareholders of Sierra Wireless, Inc. will be held on April 25th, 2005 at 3:00p.m. at The Fairmont Waterfront Hotel, Ballroom C, Vancouver, British Columbia.

Head Office

Sierra Wireless, Inc.

13811 Wireless Way

Richmond

British Columbia

Canada  V6V 3A4

Telephone

604 231 1100

Facsimile

604 231 1109

Website

www.sierrawireless.com

SIERRA WIRELESS, INC.

2004 ANNUAL REPORT

Canadian GAAP

REPORT TO SHAREHOLDERS

2004 was a year of extraordinary growth and profitability for Sierra Wireless.  Capitalizing on strong demand for our PC card and embedded module products, particularly in North America, we more than doubled our revenues and set a new record for profitability.

For the 12 months ended December 31, 2004, our revenues increased 108% to $211.2 million, up from $101.7 million in 2003.  Net earnings were $19.4 million (diluted earnings per share of $0.75) in 2004, up from a loss of $12.5 million (loss per share of $0.68) in 2003.  Our gross margin was $83.3 million, or 39.4% of revenues, in 2004, compared to $40.5 million, or 39.8% of revenues, in 2003.

Effective January 1, 2004, we adopted the fair value recognition provisions of the amended Canadian Institute of Chartered Accountants’ recommendations that require an estimate of the fair value of stock-based awards be charged to earnings.  The charge to earnings for compensation expense related to employee stock options was $5.6 million in 2004, compared to $14.8 million in 2003.

At the Forefront

Supporting our strong results was the continued evolution of wireless data technology. During 2004, telecommunications carriers worldwide stepped up deployment of EVDO, EDGE and UMTS networks. Significantly faster than previous offerings, these new technologies support data rich applications and have accelerated adoption of wireless data.

Sierra Wireless was at the forefront of many of these developments, gaining first-to-market advantage in North America with EVDO PC cards: the PC 5220 and the AirCard® 580.  Competition is increasing in this market space with the entrance of other manufacturers.

Our first EDGE product, the AirCard 775, also began commercial shipping in the third quarter of 2004, helping us build momentum in both North America and Europe where EDGE networks are being deployed. Between the third and fourth quarters, our sales to Europe doubled on the strength of AirCard 775 sales.

Another strong performer for us in 2004 was our EM3420 embedded module for CDMA networks. Our design win with palmOne to supply CDMA modules for their Treo 600 was our most successful design win to date and it further established Sierra Wireless as a world class supplier in the OEM market.  With the recent completion of our shipments to palmOne for the Treo 600, we expect a decline in near term embedded module product shipments.

As wireless data becomes faster and more widely accepted, manufacturers of mobile computing devices are recognizing the need to offer wireless functionality as an embedded feature, rather than an accessory to their products.  In particular, we are seeing growing interest from laptop and other manufacturers for 3G embedded modules.  With a new 3G embedded product, the EM5625 for EVDO scheduled to begin commercial shipping in the first half of 2005, and the development of additional products underway, Sierra Wireless is well positioned to respond.  We have already announced design wins for the EM5625 with two existing laptop customers, Panasonic and Itronix.

Voq Professional Phone

The Voq Professional Phone became commercially available in 2004, marking our move into both a new product and a new product category.  As we move through the introductory phase with the Voq phone, our focus has been on seeding the corporate enterprise market and engaging in a number of trial deployments.  Customer feedback and media reviews have been strongly supportive, however, carrier interest to date has been disappointing.  We are continuing to refine this product to become a strong competitor in the Smartphone segment.  Over time, we believe Voq will become a significant, positive contributor to our financial results.

The Power of New Products

New products and technologies are the life blood of companies like ours.  In 2004, approximately 69% of our revenues came from products that were introduced in the past 24 months.

As we move into 2005, we plan to increase our research and development efforts to ensure we are well positioned with new products that will take advantage of market opportunities associated with the deployment of 3G networks. Specific product development initiatives include:

•                  HSDPA PC cards: We have accelerated the development of UMTS HSDPA PC cards, which we expect to launch in the second half of 2005.  Two generations advanced from EDGE, HSDPA will soon be offering data rates that significantly exceed those achieved with high speed broadband connections such as DSL.

•                  CDMA EVDO Release A PC Cards: Release A brings significant uplink and downlink speed advantages to EVDO.  We have established a strong market position in EVDO PC Release 0 cards over the past 18 months.  We intend to introduce EVDO Release A PC cards that we expect to be available during the first half of 2006

•                  Embedded modules for laptop manufacturers and other OEMs:  We intend to capitalize on our embedded modules experience and meet the potential demand from laptop and other manufacturers for embedded 3G capability.  We intend to develop products and services specifically for this category.

•                  Voq professional phone product line:  We are developing the next generation Voq platform to take advantage of 3G high speed networks, such as HSDPA.  Our next generation Voq phones will bring significant airlink, feature and ID enhancements to the product line.  We expect the first of these products to be available during the first half of 2006.

While we are experiencing a challenging start to 2005 as we work through a decline in embedded module sales, excess inventory in PC card channels and increased competition in the EVDO PC card market, our goal is to significantly improve our top and bottom line results as the year progresses.  As part of this goal, we are focused on developing the right products at the right point in time so that we can continue to capture early-to-market opportunities.

At the close of a remarkable year in which we doubled revenues and set a new record for profitability, I want to acknowledge the role of some key contributors. First and foremost, our achievements reflect the innovation, enthusiasm and entrepreneurial spirit of the employees who make up Team Sierra Wireless.  We also owe a significant debt to our knowledgeable and independent board of directors who continue to guide us with their wise counsel.

Finally, I want to thank you, our shareholders, for your investment in Sierra Wireless. Thanks to you, we are continuing to bring exciting new wireless communication products and solutions to the world.

/s/ David B. Sutcliffe
David B. Sutcliffe
Chairman and Chief Executive Officer

This report contains forward-looking statements that involve risks and uncertainties.  These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this report that are not historical fact.  Our expectations regarding future revenues and earnings depend upon our ability to develop, manufacture, supply and market new products that we do not produce today and that meet defined specifications.  When used in this report, the words “plan”, “expect”, “believe”, and similar expressions generally identify forward-looking statements.  These statements reflect our current expectations.  They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market.  In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this report will be realized.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our consolidated financial condition and results of operations, as of March 4, 2005, has been prepared in accordance with United States generally accepted accounting principles (GAAP), with a reconciliation to Canadian GAAP.  Except where otherwise specifically indicated, all amounts are expressed in United States dollars.

Additional information related to Sierra Wireless, Inc., including our Annual Information Form, may be found on SEDAR at www.sedar.com.

Overview

We provide highly differentiated wireless solutions worldwide.  We develop and market a broad range of products that include wireless data modems for portable computers, embedded modules for original equipment manufacturers, or OEMs, rugged vehicle-mounted modems and mobile phones.  Our products permit users to access wireless data and voice networks using notebook computers, personal digital assistants, or PDAs, vehicle-based systems and mobile phones.

Wireless data communications is an expanding market positioned at the convergence of wireless communications, portable computing and the Internet, each of which we believe represents a growing market.  Our products are based on open standards, including the Internet protocol, and operate on the networks of major wireless communications service providers.

Our products are primarily used by businesses and government organizations to enable their employees access to a wide range of wireless data applications, including Internet access, e-mail, messaging, corporate intranet access, remote database inquiry and computer aided dispatch.  We sell our products through indirect channels, including wireless operators, resellers and OEMs.

Beginning in fiscal 2001, there was a slowdown in enterprise spending and an overall economic slowdown that adversely impacted our business.  The trend intensified during fiscal 2002 and continued into fiscal 2003.  Reasons for the market deterioration included a general economic slowdown, customer bankruptcies, network build-out delays and limited availability of capital.  During the latter part of 2003 and throughout 2004, we experienced stronger than expected demand.

During 2004, we achieved a number of important objectives, including strong growth in revenue and earnings and significant generation of free cash flow.  Our revenue increased 107.7% to $211.2 million in 2004, compared to $101.7 million in 2003, primarily as a result of strong revenue from our PC card and OEM products, including products formerly sold by AirPrime, Inc. (“AirPrime”) which we acquired on August 12, 2003.  Net earnings increased to $24.9 million in 2004, or $0.96 per diluted share, compared to $2.3 million in 2003, or $0.12 per diluted share.  Our improvement in net earnings was attributable to a number of factors, including our acquisition of AirPrime in 2003, an increase in PC Card and embedded modules revenue, operating cost control and a reduction in restructuring and integration costs that were related to the acquisition of AirPrime.

Our balance sheet remains strong, with $131.8 million of cash and cash equivalents, compared to $109.7 million of cash, cash equivalents, short and long-term investments at December 31, 2003.  During 2004, we generated $29.1 million in cash from operations, compared to $14.3 million in 2003.

We believe prospects in the wireless communications industry remain strong, driven by advances in wireless network technologies such as the deployment of next generation 3G networks by carriers worldwide.  We believe the deployment of these networks will be a catalyst to increasing the demand for wireless communications products such as those sold by us.

Following our considerable revenue and earnings growth in 2004, we expect a significant reduction in our business in early 2005.  During the first quarter, we expect that our business will be negatively affected by:

•                  The reduction in our embedded module business volumes as a result of the completion of CDMA module shipments to palmOne for their Treo 600 Smartphone at the end of 2004;

•                  Channel inventory at some of our channel partners that is already sufficient to meet near term customer demand; and

•                  The near term impact of increased competition in EVDO and EDGE PC cards, including an expected loss of near term market share at Verizon Wireless.

During 2005 we expect to increase our research and development efforts to ensure we are well positioned with new products that will take advantage of market opportunities associated with the deployment of 3G networks. Specific product development initiatives include:

•                  HSDPA PC cards: We have accelerated the development of UMTS HSDPA PC cards, which we expect to launch in the second half of 2005.

•                  CDMA EVDO Release A PC Cards: Release A brings significant uplink and downlink speed advantages to EVDO.  We have established a strong market position in EVDO PC Release 0 cards over the past 18 months.  We intend to introduce EVDO Release A PC cards that we expect to be available during the first half of 2006.

•                  Embedded modules for laptop manufacturers and other OEMs:  We intend to capitalize on our embedded modules experience and meet the potential demand from laptop and other manufacturers for embedded 3G capability.  We intend to develop products and services specifically for this category.

•                  Voq professional phone product line:  We are continuing to seed the corporate enterprise market and are engaged in a number of trial deployments with our current Voq professional phone.  We are developing the next generation Voq platform to take advantage of 3G high speed networks, such as HSDPA.  Our next generation Voq phones will bring significant airlink, feature and ID enhancements to the product line.  We expect the first of these products to be available during the first half of 2006.

Results of Operations

The following table sets forth our operating results for the three years ended December 31, 2004, expressed as a percentage of revenue:

Years ended December 31,	2002	2003	2004

Revenue	100.0%	100.0%	100.0%
Cost of goods sold	89.6	59.5	60.4
Gross margin	10.4	40.5	39.6
Expenses
Sales and marketing	15.0	11.4	9.5
Research and development, net	19.3	15.7	11.6
Administration	6.2	6.5	4.3
Restructuring and other charges	16.6	1.2	0.1
Integration costs	—	1.9	—
Amortization	3.0	2.3	1.1
	60.1	39.0	26.6
Earnings (loss) from operations	(49.7)	1.5	13.0

Other income	0.3	0.9	0.9
Net earnings (loss) before income taxes	(49.4)	2.4	13.9

Income tax expense	4.5	0.2	2.1
Net earnings (loss)	(53.9)%	2.2%	11.8%

Our revenue by product, by distribution channel and by geographical region is as follows:

Years ended December 31,	2002	2003	2004

Revenue by product
PC card	58%	70%	59%
Embedded modules	25	21	33
Mobile	10	6	5
Voq	—	—	1
Other	7	3	2
	100%	100%	100%
Revenue by distribution channel
Wireless carriers	43%	46%	24%
OEM	25	22	34
Resellers	25	31	41
Direct and other	7	1	1
	100%	100%	100%
Revenue by geographical region
Americas	87%	73%	89%
Europe	7	13	6
Asia-Pacific	6	14	5
	100%	100%	100%

Results of Operations – Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenue

Revenue amounted to $211.2 million for the year ended December 31, 2004, compared to $101.7 million in 2003, an increase of 107.7%.  The increase in revenue was due primarily to an increase in sales of PC cards and embedded modules, including sales of products formerly sold by AirPrime.  During the year, we commenced commercial shipments of our new SmartPhone product, the Voq Professional Phone, as well as the AirCard 580 for CDMA 1xEV-DO networks, the AirCard 555R for CDMA networks in Asia, the MP555 for CDMA 1X, the MP775 for EDGE networks and the AirCard 775 for EDGE networks.  We completed shipments of embedded modules to palmOne for the Treo 600 at the end of 2004.  As a result, we expect that embedded module revenue as a percentage of revenue will decrease in the near term.

Our revenue from customers in the Americas, Europe and the Asia-Pacific region comprised 89%, 6% and 5%, respectively, of our total revenue in 2004 and 73%, 13% and 14%, respectively, in 2003.  Our North American business has increased significantly compared to the prior year as a result of strong sales of our PC card and embedded module products to North American customers.  Our North American business mix continues to be dominated by near term demand from channels rather than by long-term, large volume commitments. In Europe, the deployment of EDGE and UMTS networks have been gaining momentum and have negatively affected our GSM/GPRS sales in that region.  We do have EDGE products and do not currently have a UMTS product. We expect to introduce our first UMTS/HSDPA product in the second half of 2005.  In 2004, two customers individually accounted for more than 10% of our revenue and in aggregate these two customers represented 51% of our revenue.

Gross margin

Gross margin amounted to $83.6 million in 2004, compared to $41.2 million in 2003.  Our gross margin percentage was 39.6% of revenue in 2004, compared to 40.5% of revenue in 2003.  Changes in product mix resulted in a decline in margin for the year.  During 2004, we sold $0.2 million of products that had a net book value after writedowns of nil.

We expect our gross margin to continue to fluctuate from quarter to quarter as a result of changes in product mix, competitive pressures, changes in geographical mix and changes in product cost due to new product introductions.

Sales and marketing

Sales and marketing expenses were $20.0 million in 2004, compared to $11.6 million in 2003, an increase of 72.9%.  The increase is due primarily to an increase in marketing development costs and costs related to new products, such as the Voq professional phone and products for EDGE networks.  The addition of staff from the AirPrime acquisition also contributed to the increase.  Sales and marketing expenses as a percentage of revenue decreased to 9.5% in 2004, compared to 11.4% in 2003, due primarily to the increase in 2004 revenue.  We expect to continue to make significant investments in sales and marketing as we market existing products, introduce new products and continue to expand our distribution channels in the Americas, Europe and the Asia-Pacific region.

Research and development, net

Research and development expenses, net of conditionally repayable government research and development funding, amounted to $24.5 million in 2004, compared to $16.0 million in 2003, an increase of 53.4%.

Gross research and development expenses, before government research and development funding, were $27.2 million or 12.9% of revenue in 2004, compared to $16.5 million, or 16.2% of revenue, in 2003.  Repayment of TPC funding of $1.9 million was included in our gross research and development expenses in 2004, compared to nil in 2003.  Gross research and development expenses increased due to the addition of staff and projects from the AirPrime acquisition and the development of new products, including EDGE products and the Voq professional phone.  We expect our gross research and development expenses to continue to increase as we invest in next generation technology and develop new products.

During 2004, we signed a second agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program under which we are eligible to receive conditionally repayable research and development funding up to Cdn. $9.5 million to support the development of a range of third generation wireless technologies.  The agreement is effective for development work commencing April 2003.  Funding of $2.6 million was recognized during 2004, of which $1.1 million relates to the period from April 1, 2003 to December 31, 2003.  We expect that our TPC funding will be based on research and development work completed in each quarter.

Administration

Administration expenses amounted to $9.0 million, or 4.3% of revenue, in 2004, compared to $6.6 million, or 6.5% of revenue, in 2003.  The increase of $2.4 million is due primarily to an increase in professional fees, insurance costs and the addition of staff from the AirPrime acquisition.  Included in administration expenses were recoveries from Metricom of $0.5 million in each of 2004 and 2003 that were related to the settlement agreement that is further described under the heading “Contingent Liabilities”.

Restructuring and other charges

In 2004, we incurred restructuring and other charges of $0.3 million as a result of a change in estimate of the facilities restructuring charge that was originally announced in 2002.  The change in estimate reflects the impact of changes in estimated operating costs of the facilities and foreign exchange rates.

In 2003, we incurred restructuring and other charges of $1.2 million as a result of our acquisition of AirPrime.  The charges included writedowns of fixed and intangible assets, severance costs for workforce reductions and an additional facilities restructuring charge.

Integration costs

In 2004 we did not incur any integration costs.  In 2003, we incurred integration costs of $1.9 million as a result of our acquisition of AirPrime.  The charges include costs of existing staff and contractors retained for the transition period and costs related to integration activities.  All of these employees and contractors completed their integration activities and were terminated by December 31, 2003.

Other income

Other income increased to $2.0 million in 2004, compared to $1.0 million in 2003.  Other income includes interest income, interest expense and foreign exchange gains and losses.  This increase is due to an increase in interest income from increased cash and investment balances and an increase in interest rates.

Income tax expense

Income tax expense amounted to $4.4 million in 2004, compared to $0.2 million in 2003.  Income tax expense has increased primarily due to taxes payable in the United States resulting from our increased earnings.

Net earnings

Our net earnings amounted to $24.9 million, or diluted earnings per share of $0.96, in 2004, compared to net earnings of $2.3 million, or diluted earnings per share of $0.12, in 2003.

The weighted average diluted number of shares outstanding increased to 26.1 million in 2004, primarily due to the issuance of shares in August 2003 related to the AirPrime acquisition and to our public offering in November 2003, as compared to 19.0 million in the same period of 2003.

Results of Operations – Three Months Ended December 31, 2004 Compared to Three Months Ended December 31, 2003

During the fourth quarter of 2004, our revenue increased 70.1% to $58.8 million in 2004, compared to $34.6 million in the same period of 2003, due primarily to strong revenue from our PC card and embedded module products.  In the fourth quarter of 2004, three customers individually accounted for more than 10% of our revenue, and in the aggregate, these three customers represented 62% of our revenue.  Gross margin for the three months ended December 31, 2004 was 38.8%, compared to 41.1% in the same period of 2003.  The decrease in gross margin is due primarily to changes in product mix.

Operating expenses were $15.8 million in the fourth quarter of 2004, compared to $13.0 million in the same period of 2003.  Operating expenses increased primarily due to additional costs incurred in generating increased revenue and costs related to the development and marketing of new products, including products for EDGE networks and the Voq Professional Phone.

Net earnings increased to $7.3 million in 2004, or $0.28 per diluted share, compared to $1.9 million in 2003, or $0.08 per diluted share.  Our improvement in net earnings was attributable to a number of factors, including an increase in PC Card and embedded modules revenue and operating cost control.

Results of Operations – Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Follow-On Offering

On November 14, 2003, we completed a new issue and secondary public offering of 4.6 million common shares in the United States and Canada at a price of $16.25 per common share. The offering generated net proceeds of approximately $67.4 million.  Of the 4.6 million common shares, 4.4 million common shares were sold by the Company and 0.2 million common shares were sold by retiring officers of the Company.

Acquisition of AirPrime, Inc.

On August 12, 2003, we acquired 100 percent of the outstanding securities of AirPrime, a privately-held supplier of high-speed CDMA wireless products located in Carlsbad, California.  We subsequently changed the name of AirPrime to Sierra Wireless America, Inc.  The results of AirPrime’s operations have been included in our consolidated financial statements since that date.  As a result of the acquisition, we believe the combined entity to be a well-positioned market leader with a broad product line, innovative engineering, blue chip customers, global distribution channels and a strong balance sheet.

The aggregate purchase price was $23.8 million including common shares valued at $22.4 million with costs related to the acquisition of $1.4 million.  The value of the 3,708,521 common shares issued was determined based on the average market price of our common shares over the two-day period before and after June 16, 2003, which was the date the terms of the acquisition were agreed to and announced.  Under the terms of the escrow agreement dated August 12, 2003, 927,129 common shares were deposited into escrow.  Of that number, 309,064 common shares have been released and the balance continue to be held in escrow.

2003 Restructuring and Integration Costs

In the third quarter of 2003, we incurred restructuring and other charges as a result of our acquisition of AirPrime.  During the year ended December 31, 2003, we recorded restructuring and other charges of $1.2 million as follows:

Fixed and intangible asset writedowns	$0.6
Workforce reductions	0.3
Facilities restructuring	0.3
Total restructuring and other charges	$1.2

The writedowns of fixed and intangible assets of $0.6 million were primarily for research and development equipment, test equipment and research and development licenses that are no longer required.  These assets were written down to nil.  Workforce reduction charges of $0.3 million were related to the cost of severance and benefits associated with 11 employees notified of termination.  Of the 11 employees, seven were in product development and four were in manufacturing.  As of September 30, 2003, there were no restructuring amounts remaining to be paid out related to workforce reductions.  We also recorded an additional facilities restructuring charge of $0.3 million as we made little progress in 2003 on the facilities restructuring that was originally announced in 2002.

During 2003, we also incurred integration costs of $1.9 million related to travel, facilities and costs related to eight existing employees retained for the transition period.  All of these employees completed their integration activities and were terminated as of December 31, 2003.

Revenue

Revenue amounted to $101.7 million in 2003, compared to $77.3 million in 2002, an increase of 31.6%. Included in our revenue was research and development funding of $0.7 million and freight revenue of $0.3 million in 2003, compared to $3.7 million and $0.1 million, respectively, in 2002. The increase in revenue was a result of sales of our 2.5G products as well as increasing sales to new channels in Europe and the Asia-Pacific region.  During 2003, we commenced commercial shipment of the AirCard 575, MP 555 and MP 750 as well as the products formerly sold by AirPrime.

Gross margin

Gross margin amounted to $41.2 million in 2003, compared to $8.0 million in 2002. Included in our gross margin was research and development funding of $0.7 million and freight revenue of $0.3 million in 2003, compared to $3.7 million and $0.1 million, respectively, in 2002.  During 2002, our gross margin was negatively affected by restructuring and other charges of $20.8 million.  Our gross margin percentage was 40.5% of revenue in 2003, compared to 10.4% of revenue in 2002.  Our gross margin, excluding restructuring and other charges, amounted to $41.2 million, or 40.5% of revenue in 2003, compared to $28.8 million, or 37.3% of revenue in 2002.  The increase in gross margin was a result of a greater mix of 2.5G AirCard products, which yield a higher margin than OEM products, as well as product cost reductions.  During 2003, we sold $1.4 million of products that had a book value after writedowns of nil.

Sales and marketing

Sales and marketing expenses were $11.6 million in 2003, unchanged from 2002.  Sales and marketing expenses as a percentage of revenue decreased to 11.4% in 2003, compared to 15.0% in 2002.  This decrease was due primarily to an increase in revenue without a corresponding increase in operating expenses.

Research and development, net

Research and development expenses, net of conditionally repayable government research and development funding and investment tax credits, amounted to $16.0 million in 2003, compared to $14.9 million in 2002, an increase of 7.4%.  Gross research and development expenses, before government research and development funding and investment tax credits, were $16.5 million or 16.2% of revenue in 2003, compared to $16.8 million or 21.7% of revenue in 2002. Gross research and development expenses in 2003 decreased due to cost reductions under our restructuring plan implemented in the second quarter of 2002 and a reduction of costs related to the development of products based on CDMA and GPRS standards. These reductions were partially offset by the addition of staff and projects from the AirPrime acquisition and the development costs of the Voq professional phone.

Administration

Administration expenses amounted to $6.6 million in 2003, compared to $4.8 million in 2002.  Included in administration expenses were recoveries from Metricom of $0.5 million in 2003 and $1.8 million in 2002.  Excluding the Metricom recoveries, administration expenses were $7.1 million in 2003, compared to $6.6 million in 2002.  This increase of 7.8% is due primarily to an increase in insurance costs that was partially offset by cost reductions under our restructuring plan.  Administration expenses, excluding the Metricom recoveries, as a percentage of revenue amounted to 7.0% in 2003, compared to 8.5% in 2002.

Other income

Other income increased to $1.0 million in 2003, compared to $0.2 million in 2002.  Other income includes interest income, interest expense and foreign exchange gains and losses.  This increase is due to an increase in interest income from increased cash and investment balances from our secondary public offering, as well as net foreign exchange gains on our Canadian denominated currency.

Income tax expense (recovery)

Income tax expense amounted to $0.2 million in 2003, compared to $3.5 million in 2002.  Our 2002 income tax recovery, excluding restructuring and other costs of $4.0 million, was $0.6 million.  The income tax recovery recorded in 2002 is a recovery of taxes paid in prior periods.

Net earnings (loss)

Our net earnings amounted to $2.3 million in 2003, compared to a net loss of $41.7 million in 2002.  Our net earnings amounted to $4.9 million in 2003, excluding restructuring and integration costs of $3.2 million and the Metricom recovery of $0.5 million, compared to a net loss of $5.8 million in 2002, excluding restructuring and other costs of $37.7 million and the Metricom recovery of $1.8 million.  Our diluted earnings per share amounted to $0.12 in 2003, compared to a loss per share of $2.56 in 2002.  Our diluted earnings per share, excluding the items referred to above, was $0.26 in 2003, compared to a loss per share of $0.35 in 2002.  The weighted average number of shares outstanding increased to 19.0 million in 2003 due to the issuance of shares related to the AirPrime acquisition and to our public offering, as compared to 16.3 million in 2002.

Contingent Liabilities

Sierra Wireless America, Inc., as successor to AirPrime, Inc., along with other defendants, has been served with the first amended complaint filed September 13, 2004 and second amended complaint filed January 3, 2005 (collectively the “Complaint”) of Joshua Cohen and David Beardsley on behalf of themselves and others similarly situated, which was filed in the U.S. District Court for the Central District of California for alleged violations of federal and state securities laws allegedly occurring prior to the time AirPrime, Inc. was acquired by the Company.  On March 4, 2005, the defendants filed motions to dismiss the Complaint.  The hearing is expected to occur in May 2005.  We have given notice to our liability insurance carriers and submitted an escrow claim notice under the escrow agreement dated August 12, 2003 relating to the acquisition of AirPrime.  Both the insurance carrier and the escrow shareholders are disputing their obligations with respect to this Complaint.  Although there can be no assurance that an unfavourable outcome of the dispute would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend them.

During 2002, we executed a settlement agreement with Metricom, one of our U.S. customers, in a Chapter 11 reorganization under U.S. bankruptcy laws, under which all claims and counterclaims were settled.  We received the amount of $1.8 million that has been included in our net loss for 2002.  We also received additional recoveries of $0.5 million in each of 2003 and 2004 that have been included in our results for each of 2003 and 2004.

Under license agreements, we are committed to royalty payments based on the sales of products using certain technologies.  We recognize royalty obligations as determinable in accordance with agreement terms.  Where agreements are not finalized, we have recognized our current best estimate of the obligation.  When the agreements are finalized, the estimate will be revised accordingly.

We are engaged in other legal actions in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

Subsequent Events

Subsequent to December 31, 2004, we became aware of certain alleged securities class action lawsuits filed against the Company and certain of our officers in the U.S. District Court Southern District of New York and the U.S. District Court Southern District of California.  On February 22, 2005, we were served with one of the complaints filed in the Southern District of California.  We are assessing the complaints and have not yet been required to file our response.  Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuits.  The Company has determined that it is not possible to establish a reasonable estimate of the possible loss, or range of possible loss, if any.

On February 8, 2005, Sierra Wireless, Inc. was served with the first amended complaint of MLR, LLC filed in the U.S. District Court for the Northern District of Illinois Eastern Division for alleged patent infringement relating to our line of professional phones.  We have been added as a defendant in existing civil action no. 04 C 7044 MLR, LLC v. Kyocera Wireless Corporation and Novatel Wireless, Inc.  We are assessing the complaint and have not yet been required to file our response.  Although there can be no assurance that an unfavourable outcome of the dispute would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the action. The Company has determined that it is not possible to establish a reasonable estimate of the possible loss, or range of possible loss, if any.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, and we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. On an on-going basis, we evaluate our estimates and judgments, including those related to revenue recognition, adequacy of allowance for doubtful accounts, adequacy of inventory reserve, income taxes and adequacy of warranty reserve.  We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty.  Actual results may differ from our estimates.  Senior management has discussed with our audit committee the development, selection, and disclosure of accounting estimates used in the preparation of our consolidated financial statements.

During the year ended December 31, 2004, we did not adopt any new accounting policies that have a material impact on our consolidated financial statements or make changes to existing accounting policies.

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:

•                  We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as collectibility is reasonably assured. Customers include resellers, original equipment manufacturers, wireless service providers and end-users. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.

A significant portion of our revenue is generated from sales to resellers.  We recognize revenue on the portion of sales to certain resellers that are subject to provisions allowing various rights of return and stock rotation when the rights have expired or the products have been reported as sold by the resellers.

Funding from research and development agreements, other than government research and development arrangements, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met, and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events.  If such events do not occur, no repayment would be required.  We will recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable.

Revenues from contracts with multiple-element arrangements, such as those including technical support services, are recognized as each element is earned based on the relative fair value of each element and only when there are no undelivered elements that are essential to the functionality of the delivered elements.

Revenue from licensed software is recognized at the inception of the license term and in accordance with Statement of Position 97-2, “Software Revenue Recognition”.  Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period such items are delivered or services are provided.  Technical support contracts extending beyond the current period are recorded as deferred revenue.

•                  We maintain an allowance for doubtful accounts for estimated losses that may arise if any of our customers are unable to make required payments.  We consider the following factors when determining if collection is reasonably assured:  customer credit-worthiness, past transaction history with the customer, current economic industry trends and changes in customer payment terms.  If we have no previous experience with the customer, we typically obtain reports from credit organizations to ensure that the customer has a history of paying its creditors.  We may also request financial information, including financial statements, to ensure that the customer has the means of making payment.  If these factors indicate collection is not reasonably assured, revenue is deferred until collection becomes reasonably assured, which is generally upon receipt of cash.  If the financial condition of any of our customers deteriorates, we may increase our allowance.

•                  We value our inventory at the lower of cost, determined on a first-in-first-out basis, and estimated net realizable value. We assess the need for an inventory writedown or an accrual for estimated losses on inventory purchase commitments based on our assessment of estimated market value using assumptions about future demand and market conditions. Our reserve requirements generally increase as our projected demand requirements decrease, due to market conditions, technological and product life cycle changes and longer than previously expected usage periods.  If market conditions are worse than our projections, we may further writedown the value of our inventory or increase the accrual for estimated losses on inventory purchase commitments.

•                  We currently have intangible assets of $14.2 million and goodwill of $19.2 million generated from our acquisition of AirPrime in August 2003.  Goodwill is tested for impairment annually, or more often, if an event or circumstance indicates that an impairment loss has been incurred.

The initial goodwill impairment test was completed during the fourth quarter of 2003, which resulted in no impairment loss.  We assessed the realizability of goodwill related to our reporting unit during the fourth quarter of 2004 and determined that the fair value amount exceeded the carrying amount of the reporting unit by a substantial margin.  Therefore, the second step of the impairment test that measures an impairment loss by comparing the implied fair market value of the reporting unit goodwill with the carrying amount of the goodwill is not required.

•                  We evaluate our deferred income tax assets to assess whether their realization is more likely than not. If their realization is not considered more likely than not, we provide for a valuation allowance. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We consider projected future taxable income and tax planning strategies in making our assessment. If our assessment of our ability to realize our deferred tax assets changes, we may make an adjustment to our deferred tax assets that would be charged to income.

•                  We accrue product warranty costs in accrued liabilities to provide for the repair or replacement of defective products.  Our accrual is based on an assessment of historical experience and management’s estimates.  If we suffer a decrease in the quality of our products, we may increase our accrual.

•                  Under license agreements, we are committed to royalty payments based on the sales of products using certain technologies.  We recognize royalty obligations as determinable in accordance with agreement terms.  Where agreements are not finalized, we have recognized our current best estimate of the obligation in accrued liabilities.  When the agreements are finalized, the estimate will be revised accordingly.

•                  We recorded a lease provision during 2002 as a result of our restructuring program by estimating the net present value of the future cash outflows over the remaining lease period.  The estimate was based on various assumptions including the obtainable sublease rates and the time it will take to find a suitable tenant.  These assumptions are influenced by market conditions and the availability of similar space nearby.  If market conditions change, we will adjust our provision.

•                  We are engaged in certain legal actions and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.  We estimate the range of liability related to pending litigation where the amount and range of loss can be reasonably estimated.  We record our best estimate of a loss when the loss is considered probable.  As additional information becomes available, we assess the potential liability relating to our pending litigation and revise our estimates.

Liquidity and Capital Resources

Operating Activities

Cash provided by operating activities amounted to $29.1 million in 2004, compared to cash provided by operating activities of $14.3 million in 2003, an improvement of $14.8 million.  The source of cash in 2004 primarily resulted from earnings from operations of $24.9 million adjusted for non-cash items, inventory levels and changes in other operating assets and liabilities of $4.2 million.  Our working capital has increased significantly from December 31, 2003 as a result of the significant growth in our business.

Investing Activities

Cash provided by investing activities was $29.4 million for 2004, compared to cash used by investing activities of $45.3 million in 2003.  The source of cash during 2004 was due primarily to the disposal of long-term investments that were re-invested in investments with maturities less than 90 days.  Expenditures on intangible assets were $2.1 million in 2004, compared to $4.1 million in 2003, and were primarily for license fees and patents.  Capital expenditures were $7.1 million in 2004, compared to $2.0 million in 2003, and were primarily for tooling, research and development equipment, computer equipment and software.

We do not have any trading activities that involve any type of commodity contracts that are accounted for at fair value but for which a lack of market price quotations necessitate the use of fair value estimation techniques.

Financing Activities

Cash provided by financing activities was $3.0 million in 2004, compared to $66.5 million during the same period in 2003.  The source of cash in 2004 was primarily from the issuance of common shares upon the exercise of stock options, offset slightly by repayments of our long-term obligations.  The source of cash in 2003 was due to the completion of a public offering in the United States and Canada.

As of December 31, 2004, we did not have any off-balance sheet finance or special purpose entities.

Cash Requirements

Our near-term cash requirements are primarily related to funding our operations, capital expenditures and other obligations discussed below.  In the near term, we expect that our cash flow from operations will be negative.  We believe our cash and cash equivalents of $131.8 million and cash generated from operations will be sufficient to fund our expected working and other capital requirements for the next twelve months based on current business plans.  Our capital expenditures during 2005 are expected to be primarily for research and development equipment, tooling, licenses and patents.  However, we cannot provide assurance that our actual cash requirements will not be greater than we currently expect.

The following table quantifies our future contractual obligations as of December 31, 2004:

Payments due in fiscal	Operating Leases	Obligations under Capital Leases	Total

2005	$2,844	$664	$3,508
2006	2,728	287	3,015
2007	2,802	—	2,802
2008	2,816	—	2,816
2009	2,146	—	2,146
Thereafter	3,432	—	3,432
Total	$16,768	$951	$17,719

We have entered into purchase commitments totaling approximately $12.6 million with certain contract manufacturers under which we have committed to buy a minimum amount of designated products.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.  The terms of the commitment may require us to purchase approximately $12.6 million of product from certain contract manufacturers between January 2005 and March 2005.

Sources and Uses of Cash

During 2004, we had an operating line of credit of $10.0 million, which bore interest at prime plus 1.25% per annum. This line of credit was secured by a general security agreement providing a first charge against all assets.  On December 31, 2004, we renegotiated our line of credit and now have an unsecured revolving demand facility for $10.0 million that bears interest at prime per annum.  The balance at December 31, 2004 was nil (2003 — nil).

In November 2003, we completed a public offering in the United States and Canada.  Our net proceeds after selling commissions and expenses of the offering amounted to approximately $67.4 million.  The net proceeds from the offering are to be used for product development, working capital and general corporate purposes, including acquisitions.

In the past, our revenue was dependent on us fulfilling our commitments in accordance with agreements with major customers. We have completed volume shipments on those contracts.  We are now relying on purchase orders with these customers and these customers, like our other customers, will be under no contractual obligation to purchase our products.  If they do not make such purchases, our future operating cash flow will be negatively impacted.  We have a risk of impairment to our liquidity should there be any interruption to our business operations.

The source of funds for our future capital expenditures and commitments is cash, short-term investments, accounts receivable, research and development funding, borrowings and cash from operations, as follows:

•                  Net cash and short-term investments amounted to $131.8 million at December 31, 2004, compared to $85.1 million at December 31, 2003.

•                  Long-term investments amounted to nil at December 31, 2004, compared to $24.6 million at December 31, 2003.

•                  Accounts receivable amounted to $22.5 million at December 31, 2004, compared to $21.6 million at December 31, 2003.

•                  We have a $10.0 million unsecured revolving demand facility with a Canadian chartered bank that bears interest at prime.  At December 31, 2004, there were no borrowings under this facility.

Market Risk Disclosure

During the year ended December 31, 2004, 86% of our revenue was earned from United States-based customers. Our risk from currency fluctuations between the Canadian and U.S. dollar is reduced by purchasing inventory, other costs of sales and many of our services in U.S. dollars.  We are exposed to foreign currency fluctuations because a significant amount of our research and development, marketing, and administration costs are incurred in Canada. We monitor our exposure to fluctuations between the Canadian and U.S. dollars. For the three and twelve months ended December 31, 2004, we have recorded a foreign exchange gain of approximately $0.7 million and $0.3 million, respectively.  As we have available funds and very little debt, we have not been adversely affected by significant interest rate fluctuations.

With our international operations in Europe and the Asia-Pacific region, we are transacting business in additional foreign currencies and the potential for currency fluctuations is increasing.  The risk associated with currency fluctuations between the U.S. dollar and foreign currencies in Europe and the Asia-Pacific region has been minimal as such transactions have not been material to date.  As our business expands in Europe, we expect that we will also continue to be exposed to Euro transactions. To date we have not entered into any futures contracts. To manage our foreign currency risks, we may enter into such contracts should we consider it to be advisable to reduce our exposure to future foreign exchange fluctuations.

Currently, we do not have any hedging activities or derivative instruments.

Related Party Transactions

During the year ended December 31, 2004, there were no material related party transactions.

Quarterly Results of Operations

The following tables set forth certain unaudited consolidated statements of operations data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained in our fiscal 2004 Annual Report.  The unaudited consolidated statements of operations data presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.  These operating results are not necessarily indicative of results for any future period.  You should not rely on them to predict our future performance.

	Quarter Ended				Year
2004	March 31	June 30	Sept. 30	Dec. 31	2004

Revenue	$41,641	$51,595	$59,149	$58,820	$211,205
Cost of goods sold	24,839	30,680	36,107	35,974	127,600
Gross margin	16,802	20,915	23,042	22,846	83,605

Expenses:
Sales and marketing	4,173	4,386	5,604	5,866	20,029
Research and development, net	4,739	5,991	6,566	7,231	24,527
Administration	2,064	2,534	2,354	2,041	8,993
Restructuring and other charges	—	—	289	—	289
Amortization	636	563	588	651	2,438
	11,612	13,474	15,401	15,789	56,276
Earnings from operations	5,190	7,441	7,641	7,057	27,329
Other income (expense)	84	(40)	694	1,251	1,989
Earnings before income taxes	5,274	7,401	8,335	8,308	29,318
Income tax expense	704	1,384	1,268	1,042	4,398
Net earnings	$4,570	$6,017	$7,067	$7,266	$24,920

Earnings per share:
Basic	$0.18	$0.24	$0.28	$0.29	$0.99
Diluted	$0.18	$0.23	$0.27	$0.28	$0.96

Weighted average number of shares (in thousands):
Basic	24,986	25,221	25,301	25,339	25,212
Diluted	26,027	26,248	26,087	25,891	26,064

	Quarter Ended				Year
2003	March 31	June 30	Sept. 30	Dec. 31	2003

Revenue	$20,150	$20,736	$26,250	$34,573	$101,709
Cost of goods sold	12,210	12,405	15,566	20,370	60,551
Gross margin	7,940	8,331	10,684	14,203	41,158

Expenses:
Sales and marketing	2,729	2,590	2,653	3,613	11,585
Research and development, net	2,749	2,947	4,677	5,621	15,994
Administration	1,617	1,451	1,331	2,198	6,597
Restructuring and other charges	—	—	1,220	—	1,220
Integration costs	—	—	1,026	921	1,947
Amortization	553	546	590	638	2,327
	7,648	7,534	11,497	12,991	39,670
Earnings (loss) from operations	292	797	(813)	1,212	1,488
Other income (expense)	104	167	(74)	768	965
Earnings (loss) before income taxes	396	964	(887)	1,980	2,453
Income tax expense	35	54	54	55	198
Net earnings (loss)	$361	$910	$(941)	$1,925	$2,255

Earnings (loss) per share:
Basic	$0.02	$0.06	$(0.05)	$0.09	$0.12
Diluted	$0.02	$0.05	$(0.05)	$0.08	$0.12

Weighted average number of shares (in thousands):
Basic	16,355	16,375	18,409	22,563	18,442
Diluted	16,718	16,754	18,409	23,383	18,989

Our quarterly results may fluctuate from quarter to quarter because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter.  The impact of significant items incurred during the first three interim periods of each fiscal year are discussed in more detail and disclosed in our quarterly reports on Form 6-K.  Items affecting our quarterly results were as follows:

•                  Revenues increased in each of the last eight quarters as a result of the introduction of new products and strong sales of PC card and OEM products.

•                  During the third quarter of 2003, we acquired AirPrime, a supplier of high-speed CDMA wireless products located in Carlsbad, California.  The results of AirPrime’s operations have been included in our consolidated financial statements since August 2003.  In connection with the acquisition, we incurred restructuring and other charges in the amount of $1.2 million related to fixed and intangible asset writedowns, workforce reductions and facilities restructuring.  We also incurred integration costs of $1.9 million related to the acquisition and these costs included travel, facilities and costs related to retaining existing employees for the transition period.

•                  During the first quarter of 2004, we signed a second agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program.  The agreement is effective for development work commencing April 2003.  Funding of $1.4 million was recognized in the first quarter of 2004, of which $1.1 million relates to the period from April 1, 2003 to December 31, 2003.

•                  During the third quarter of 2004, we incurred restructuring and other charges of $0.3 million as a result of a change in estimate of the facilities restructuring charge that was originally announced in 2002.  The change in estimate reflects the impact of changes in estimated operating costs of the facilities and foreign exchange rates.

Selected Annual Information

Years ended December 31,	2002	2003	2004

Revenue	$77,259	$101,709	$211,205
Net earnings (loss)	(41,663)	2,255	24,920
Diluted earnings (loss) per share	(2.56)	0.12	0.96
Total assets	71,089	175,868	215,594
Total current and long-term portions of long term liabilities and obligations under capital lease	6,590	3,735	3,456

Differences Between United States and Canadian GAAP

The MD&A has been prepared in accordance with U.S. GAAP.  Differences between our consolidated financial statements under U.S. GAAP and our consolidated financial statements under Canadian GAAP reflect differences in accounting for employee stock compensation and exchange rates used to translate prior years’ assets, liabilities, revenue, and expenses on adopting the U.S. dollar as our primary currency for measurement and display during the year ended December 31, 1999.

Cost of goods sold, sales and marketing expense, research and development expense, administration expense, deficit, contributed surplus and share capital for the year ended December 31, 2004 were different under Canadian GAAP due to the retroactive adoption on January 1, 2004 of the new recommendations of the Canadian Institute of Chartered Accountants related to stock-based compensation.  The amended standard requires recognition of an estimate of the fair value of employee stock-based awards in earnings.  Under the amended standard, compensation expense is recorded and contributed surplus and share capital are increased to reflect the fair values of the unexercised and exercised stock options, respectively.  Under U.S. GAAP, only note disclosure is required for the pro forma net income using a fair value based method for employee stock-based awards.  The impact of the retroactive application of the recommendations on our net earnings under Canadian GAAP for the year ended December 31, 2004 was a reduction of $5,591 (2003 - $14,775) and a reduction of our diluted earnings per share of $0.21 (2003 - $0.80), respectively.  At December 31, 2004, the restatement resulted in an increase in our deficit of $39,004 (2003 - $24,229).

Forward-looking Statements

This report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply and demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, and other expectations, intentions and plans contained in this report that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to develop, manufacture, supply and market products that we do not produce today and that meet defined specifications.  When used in this report, the words “plan”, “expect”, “believe”, and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including but not limited to, changes in technology and changes in the wireless communications market. In light of the many risks and uncertainties surrounding the wireless communications market, you should understand that we cannot assure you that the forward-looking statements contained in this report will be realized.

Risk Factors

Our business is subject to significant risks and past performance is no guarantee of future performance.  Some of the risks we face are:

We have incurred net losses in the past and may not sustain profitability.

While we had earnings from operations for each of the last two years ended December 31, 2004, we have incurred a loss from operations in each of the three fiscal years ended December 31, 2002.  As of December 31, 2004, our accumulated deficit was $46.4 million. While we had net earnings of $24.9 million for the year ended December 31, 2004, our ability to achieve and maintain profitability will depend on, among other things, the continued sales of our current products and the successful development and commercialization of new products.

We expect losses in Q1 2005.  If we do not return to profitability, we may need to raise additional capital in the future. Additional financing may not be available, and even if available, may not be on acceptable terms. We may seek to raise additional capital through an offering of common shares, preference shares or debt, which may result in dilution, and/or the issuance of securities with rights senior to the rights, of the holders of common shares.  As a result, our share price may decline.

Our revenues and earnings may fluctuate from quarter to quarter, which could affect the market price of our common shares.

Our revenues and earnings may vary from quarter to quarter as a result of a number of factors, including:

•                  The timing of releases of our new products;

•                  The timing of substantial sales orders;

•                  Design win cycles in our embedded module business;

•                  The amount of inventory held by our channel partners;

•                  Competition from other market participants;

•                  Possible seasonal fluctuations in demand;

•                  Possible cyclical fluctuations related to the evolution of wireless technologies;

•                  Possible delays in the manufacture or shipment of current or new products;

•                  Concentration in our customer base; and

•                  Possible delays or shortages in component supplies.

Because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter, any of the factors listed above could cause significant variations in our revenues and earnings in any given quarter.  Therefore, our quarterly results are not necessarily indicative of our overall business, results of operations and financial condition.  However, quarterly fluctuations in our revenues and earnings may affect the market price of our common shares.

If demand for our current products declines and we are unable to launch successful new products, our revenues will decrease.

If the markets in which we compete fail to grow, or grow more slowly than we currently anticipate, or if we are unable to establish markets for our new products, it would significantly harm our business, results of operations and financial condition.  In addition, demand for one or all of our current products could decline as a result of competition, technological change or other factors.

If we are unable to design and develop new products that gain sufficient commercial acceptance, we may be unable to maintain our market share or to recover our research and development expenses and our revenues could decline.

We depend on designing, developing and marketing new products to achieve much of our future growth. Our ability to design, develop and market new products depends on a number of factors, including, but not limited to the following:

•      Our ability to attract and retain skilled technical employees;

•      The availability of critical components from third parties;

•      Our ability to successfully complete the development of products in a timely manner; and

•      Our ability to manufacture products at an acceptable price and quality.

A failure by us, or our suppliers, in any of these areas, or a failure of new products, such as the Voq professional phone, to obtain commercial acceptance, could mean we receive less revenue than we anticipate and we are unable to recover our research and development expenses, and could result in a decrease in the market price for our shares.

The loss of any of our material customers could adversely affect our revenue and profitability, and therefore shareholder value.

We depend on a small number of customers for a significant portion of our revenues.  In the last three fiscal years, there have been four different customers that individually accounted for more than 10% of our revenues.  In the twelve months ended December 31, 2004, two customers individually accounted for more than 10% of our revenue and in the aggregate these two customers represented 51% of our revenue.  If any of these customers reduce their business with us or suffer from business failure, our revenues and profitability could decline, perhaps materially.  Shipments of our CDMA embedded modules to palmOne were completed in the fourth quarter of 2004 and we have no visibility on future revenue from this customer.  As a result of channel inventory and increased competition, our business with Verizon Wireless is expected to be significantly lower than the previous quarter.

We may not be able to continue to design products that meet our customer needs and, as a result, our revenue and profitability may decrease.

We develop products to meet our customers’ requirements but, particularly with original equipment manufacturers, current design wins do not guarantee future design wins.  If we are unable or choose not to meet our customers’ future needs, we may not win their future business and our revenue and profitability may decrease.

We depend on a few third parties to manufacture our products and supply key components. If they do not manufacture our products properly or cannot meet our needs in a timely manner, we may be unable to fulfill our product delivery obligations and our costs may increase, and our revenue and margins could decrease.

We outsource a substantial part of the manufacture of our products to third parties and depend heavily on the ability of these manufacturers to meet our needs in a timely and satisfactory manner. Some components used by us may only be available from a small number of suppliers, in some cases from only one supplier.  We currently rely on two manufacturers, either of which may terminate the manufacturing contract with us at the end of any contract year. Our reliance on third party manufacturers and suppliers subjects us to a number of risks, including the following:

•      The absence of guaranteed manufacturing capacity;

•      Reduced control over delivery schedules, production yields and costs; and

•      Inability to control the amount of time and resources devoted to the manufacture of our products.

If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.

We do not have fixed-term employment agreements with our key personnel and the loss of any key personnel may harm our ability to compete effectively.

None of our officers or other key employees has entered into a fixed-term employment agreement.  Our success depends in large part on the abilities and experience of our executive officers and other key employees.  Competition for highly skilled management, technical, research and development and other key employees is intense in the wireless communications industry.  We may not be able to retain our current key employees or attract and retain additional key employees as needed.  The loss of key employees could disrupt our operations and impair our ability to compete effectively.

We may have difficulty responding to changing technology, industry standards and customer preferences, which could cause us to be unable to recover our research and development expenses and lose revenues.

The wireless industry is characterized by rapid technological change.  Our success will depend in part on our ability to develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, changes and preferences. In addition, wireless communications service providers require that wireless data systems deployed on their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments in a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.

Competition from new or established wireless communication companies or from those with greater resources may prevent us from increasing or maintaining our market share and could result in price reductions and reduced revenues.

The wireless industry is intensely competitive and subject to rapid technological change. We expect competition to intensify. More established and larger companies with greater financial, technical and marketing resources sell products that compete with ours.  We also may introduce new products that will put us in direct competition with major new competitors.  Existing or future competitors may be able to respond more quickly to technological developments and changes or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favorable pricing or more efficient sales channels. If we are unable to compete effectively with our competitors’ pricing strategies, technological advances and other initiatives, our market share and revenues may be reduced.

We depend on third parties to offer wireless data and voice communications services for our products to operate.

Our products can only be used over wireless data and voice networks operated by third parties.  In addition, our future growth depends, in part, on the successful deployment of next generation wireless data and voice networks by third parties for which we are developing products.  If these network operators cease to offer effective and reliable service, or fail to market their services effectively, sales of our products will decline and our revenues will decrease.

Acquisitions of companies or technologies may result in disruptions to our business or may not achieve the anticipated benefits.

As part of our business strategy, we may acquire additional assets and businesses principally relating to or complementary to our current operations.  Any acquisitions and/or mergers by us will be accompanied by the risks commonly encountered in acquisitions of companies.  These risks include, among other things:

•      Exposure to unknown liabilities of acquired companies, including unknown litigation related to acts or omissions of our acquired company and/or its directors and officers prior to the acquisition;

•      Higher than anticipated acquisition costs and expenses;

•      Effects of costs and expenses of acquiring and integrating new businesses on our operating results and financial condition;

•      The difficulty and expense of integrating the operations and personnel of the companies;

•      Disruption of our ongoing business;

•      Diversion of management’s time and attention away from our remaining business during the integration process;

•      Failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

•      The inability to implement uniform standards, controls, procedures and policies;

•      The loss of key employees and customers as a result of changes in management;

•      The incurrence of amortization expenses; and

•      Possible dilution to our shareholders.

In addition, geographic distances may make integration of businesses more difficult.  We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions.  If realized, these risks could reduce shareholder value.

Others could claim that we infringe on their intellectual property rights, which may result in substantial costs, diversion of resources and management attention and harm to our reputation.

It is possible that other parties may claim that we have violated their intellectual property rights. Rights to intellectual property can be difficult to verify. Competitors could assert, for example, that former employees of theirs whom we have hired have misappropriated their proprietary information for our benefit. A successful infringement claim against us could damage us in the following ways:

•      We may be liable for damages and litigation costs, including attorneys’ fees;

•      We may be prohibited from further use of the intellectual property;

•      We may have to license the intellectual property, incurring licensing fees; and

•      We may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales.

Regardless of the outcome, an infringement claim could result in substantial costs, diversion of resources and management attention and harm to our reputation.

We are subject to certain alleged class action lawsuits, which if decided against us, could require us to pay substantial judgments, settlements or other penalties.

In addition to being subject to litigation in the ordinary course of business, we are currently, and may in the future be, subject to class actions and other securities litigation and investigations.  Subsequent to our January 26, 2005 announcement of our forward looking financial guidance for Q1 2005, numerous class action complaints have been filed against the Company and certain officers of the Company.  We expect that this litigation will be time consuming, expensive and distracting from the conduct of our daily business.  We are unable at this time to estimate what our ultimate liability in these matters may be, if any, however, it is possible that we will be required to pay substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on our operating results, liquidity or financial position.  Expenses incurred in connection with these lawsuits, which include substantial fees of lawyers and other professional advisors and our obligations to indemnify officers and directors who may be parties to such actions, could adversely affect our cash position.

If we are successful in the design and development of our new products, and there is commercial acceptance of our existing or new products, others may claim that we infringe on their intellectual property rights, which may result in substantial costs, diversion of resources and management attention and harm our reputation.

Misappropriation of our intellectual property could place us at a competitive disadvantage.

Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position.

Our strategies to deter misappropriation could be inadequate due to the following risks:

•      Non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada or foreign countries;

•      Undetected misappropriation of our intellectual property;

•      The substantial legal and other costs of protecting and enforcing our rights in our intellectual property; and

•      Development of similar technologies by our competitors.

In addition, we could be required to spend significant funds and our managerial resources could be diverted in order to defend our rights, which could disrupt our operations.

As our business expands internationally, we will be exposed to additional risks relating to international operations.

Our expansion into international operations exposes us to additional risks unique to such international markets, including the following:

•      Increased credit management risks and greater difficulties in collecting accounts receivable;

•      Unexpected changes in regulatory requirements, wireless communications standards, exchange rates, trading policies, tariffs and other barriers;

•      Uncertainties of laws and enforcement relating to the protection of intellectual property;

•      Language barriers; and

•      Potential adverse tax consequences.

Furthermore, if we are unable to further develop distribution channels in Europe and the Asia-Pacific region we may not be able to grow our international operations and our ability to increase our revenue will be negatively impacted.

Government regulation could result in increased costs and inability to sell our products.

Our products are subject to certain mandatory regulatory approvals in the United States, Canada and other countries in which we operate. In the United States, the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not obtain approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to obtain regulatory approvals from countries other than the United States and Canada in which we may desire to sell products in the future.

Fluctuations in exchange rates between the United States dollar and other currencies, including the Canadian dollar may affect our operating results.

We are exposed to fluctuations in the exchange rate between the United States dollar and the Canadian dollar through our operations in Canada. To reduce our risk because of currency fluctuations, we purchase inventory, other cost of sales items and many of our services in United States dollars. If the Canadian dollar rises relative to the United States dollar, our operating results may be negatively impacted. To date, we have not entered into any foreign currency futures contracts as part of a hedging policy.  We have entered into distribution agreements in Europe and the Asia-Pacific region that are denominated primarily in U.S. dollars.  We expect that as our business expands in Europe and the Asia-Pacific region, we will also be exposed to additional foreign currency transactions and to the associated currency risk.  To date, we have not entered into any futures contracts.

MANAGEMENT’S STATEMENT OF RESPONSIBILITIES

The management of Sierra Wireless, Inc. is responsible for the preparation of the accompanying consolidated financial statements and the preparation and presentation of information in the Annual Report.  The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by management to present fairly the financial position and operating results of the Company.

The Company maintains various systems of internal control to provide reasonable assurance that transactions are appropriately authorized and recorded, that assets are safeguarded and that financial reports are properly maintained to provide accurate and reliable financial statements.

The Company’s audit committee is comprised entirely of non-management directors and is appointed by the Board of Directors annually.  The committee meets periodically with the Company’s management and independent auditors to review the consolidated financial statements and the independent auditors’ report.  The audit committee reported its findings to the Board of Directors who have approved the consolidated financial statements.

The Company’s independent auditors, KPMG LLP, have examined the consolidated financial statements and their report follows.

/s/ David B. Sutcliffe	/s/ David G. McLennan
David B. Sutcliffe	David G. McLennan
Chairman and Chief Executive Officer	Chief Financial Officer
January 21, 2005

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Sierra Wireless, Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit, and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free from material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

On January 21, 2005, except as to Notes 17(d)(i) and 20, which are as of March 4, 2005, we reported separately to the shareholders of the Company on the consolidated financial statements as at and for the periods presented above, which consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

January 21, 2005, except as to Notes 17(d)(i) and 20, which are as of March 4, 2005.

SIERRA WIRELESS, INC.

Consolidated Statements of Operations

(Expressed in thousands of United States dollars, except per share amounts)

(Prepared in accordance with Canadian generally accepted accounting principles (GAAP))

	Years ended December 31,
	2002	2003	2004
	(Restated - Note 2(m))	(Restated - Note 2(m))
Revenue	$77,259	$101,709	$211,205
Cost of goods sold	69,542	61,193	127,946
Gross margin	7,717	40,516	83,259

Expenses:
Sales and marketing	13,703	16,296	21,658
Research and development, net (note 15)	17,843	21,518	26,286
Administration	7,485	10,495	10,850
Restructuring and other charges (note 4)	12,869	1,220	289
Integration costs (note 5)	—	1,947	—
Amortization	2,331	2,327	2,438
	54,231	53,803	61,521
Earnings (loss) from operations	(46,514)	(13,287)	21,738
Other income	247	965	1,989
Earnings (loss) before income taxes	(46,267)	(12,322)	23,727
Income tax expense (note 14)	3,463	198	4,347
Net earnings (loss)	$(49,730)	$(12,520)	$19,380

Earnings (loss) per share (note 16):
Basic	$(3.05)	$(0.68)	$0.77
Diluted	$(3.05)	$(0.68)	$0.75

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Statements of Deficit

(Expressed in thousands of United States dollars)

(Prepared in accordance with Canadian GAAP)

	Years ended December 31,
	2002	2003	2004
	(Restated - Note 2(m))	(Restated - Note 2(m))
Deficit, beginning of year as previously reported	$(30,673)	$(72,586)	$(70,331)
Adjustment to reflect change in accounting for employee stock options (note 2(m))	(16,412)	(24,229)	(39,004)
Deficit, beginning of year as restated	(47,085)	(96,815)	(109,335)
Net earnings (loss)	(49,730)	(12,520)	19,380
Deficit, end of year	$(96,815)	$(109,335)	$(89,955)

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Balance Sheets

(Expressed in thousands of United States dollars)

(Prepared in accordance with Canadian GAAP)

	December 31,
	2003	2004
	(Restated - Note 2(m))
Assets
Current assets:
Cash and cash equivalents	$70,358	$131,846
Short-term investments (note 6)	14,760	—
Accounts receivable, net of allowance for doubtful accounts of $2,468 (2003 — $2,230)	21,566	22,506
Inventories (note 7)	1,511	11,090
Prepaid expenses	2,223	5,021
	110,418	170,463

Long-term investments (note 6)	24,639	—
Capital assets (note 8)	5,985	10,044
Intangible assets (note 9)	14,620	14,208
Goodwill (note 9)	19,706	19,227
Future income taxes (note 14)	500	500
Other	—	1,152
	$175,868	$215,594

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$5,966	$4,122
Accrued liabilities	22,221	33,890
Deferred revenue and credits	399	461
Current portion of long-term liabilities (note 10)	1,328	758
Current portion of obligations under capital lease (note 11)	141	664
	30,055	39,895

Long-term liabilities (note 10)	2,266	1,747
Obligations under capital lease (note 11)	—	287

Shareholders’ equity:
Share capital (note 12)
Authorized Unlimited number of common and preference shares with no par value
Common shares, 25,357,231 (2003 – 24,822,071) issued and outstanding	213,964	221,344
Warrants	1,538	1,538
Contributed surplus	37,864	41,222
Deficit	(109,335)	(89,955)
Cumulative translation adjustments	(484)	(484)
	143,547	173,665
	$175,868	$215,594

Commitments and contingencies (note 17)

See accompanying notes to consolidated financial statements.

/s/ David B. Sutcliffe	/s/ S. Jane Rowe
DAVID B. SUTCLIFFE	S. JANE ROWE
Director	Director

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

(Prepared in accordance with Canadian GAAP)

	Years ended December 31,
	2002	2003	2004
	(Restated - Note 2(m))	(Restated - Note 2(m))
Cash flows from operating activities:
Net earnings (loss)	$(49,730)	$(12,520)	$19,380
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities
Amortization	7,038	5,669	6,915
Stock-based compensation (note 2(m))	7,817	14,775	5,591
Tax benefit related to stock option deduction	—	—	389
Non-cash restructuring and other charges	28,593	895	289
Loss (gain) on disposal	597	2	(66)
Future income taxes	3,754	—	—
Accrued warrants	481	386	—
Changes in operating assets and liabilities
Accounts receivable	(3,361)	(5,360)	(1,384)
Inventories	2,517	5,878	(9,579)
Prepaid expenses	159	(1,087)	(2,798)
Accounts payable	(1,339)	225	(1,844)
Accrued liabilities	(463)	5,296	12,148
Deferred revenue and credits	(753)	101	62
Net cash provided by (used in) operating activities	(4,690)	14,260	29,103

Cash flows from investing activities:
Business acquisitions (note 3)	—	33	—
Proceeds on disposal	338	4	69
Purchase of capital assets	(2,219)	(1,972)	(7,120)
Increase in intangible assets	(1,431)	(4,077)	(2,123)
Increase in other assets	—	—	(1,152)
Purchase of long-term investments	—	(24,639)	(21,369)
Proceeds on disposal of long-term investments	—	—	46,186
Purchase of short-term investments	(14,662)	(25,103)	(21,305)
Proceeds on maturity of short-term investments	46,541	10,492	36,247
Net cash provided by (used in) investing activities	28,567	(45,262)	29,433

Cash flows from financing activities:
Issue of common shares, net of share issue costs	374	68,623	4,758
Repayment of long-term liabilities	(1,495)	(2,104)	(1,806)
Net cash provided by (used in) financing activities	(1,121)	66,519	2,952

Net increase in cash and cash equivalents	22,756	35,517	61,488
Cash and cash equivalents, beginning of year	12,085	34,841	70,358
Cash and cash equivalents, end of year	$34,841	$70,358	$131,846

See supplementary cash flow information (note 18)

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2002, 2003 and 2004

(Expressed in thousands of United States dollars, except per share amounts and number of shares)

(Prepared in accordance with Canadian GAAP)

1.              Nature of operations

We were incorporated under the Canada Business Corporations Act on May 31, 1993. We develop and market a broad range of products that include wireless data modems for portable computers, embedded modules for original equipment manufacturers, or OEMs, rugged vehicle-mounted modems and mobile phones.  Our products permit users to access wireless data and voice networks using notebook computers, personal digital assistants, or PDAs, vehicle-based systems and mobile phones.

2.              Significant accounting policies

Management has prepared these consolidated financial statements in accordance with accounting principles generally accepted in Canada.

(a)       Principles of consolidation

Our consolidated financial statements include the accounts of Sierra Wireless, Inc. and its wholly-owned subsidiaries Sierra Wireless America, Inc. (formerly AirPrime, Inc. and Sierra Wireless Data, Inc.), Sierra Wireless (UK) Limited, Sierra Wireless (Asia Pacific) Limited, Sierra Wireless SRL and Sierra Wireless ULC from their respective dates of formation or acquisition.  We have eliminated all significant intercompany balances and transactions.

(b)       Use of estimates

In preparing the financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of capital assets, intangible assets, goodwill and future income taxes, and warranty accruals and other liabilities, and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from the estimates.

(c)        Cash equivalents

Cash equivalents include short-term deposits, which are all highly liquid securities having a term to maturity of three months or less when acquired.  We value our short-term deposits at cost.

(d)       Short-term investments

Short-term investments are carried at the lower of cost and quoted market value.

(e)        Inventories

Inventories consist of electronic components and finished goods and are valued at the lower of cost, determined on a first-in-first-out basis, and estimated net realizable value.

(f)           Research and development

We expense research costs as they are incurred.  Development costs are expensed unless they meet certain specified criteria for deferral and amortization.  No development costs have been deferred in the current period as the criteria for deferral were not met.

We follow the cost reduction method of accounting for government research and development funding, whereby the benefit of the funding is recognized as a reduction in the cost of the related expenditure when certain criteria stipulated under the terms of those funding agreements have been met, and there is reasonable assurance the research and development funding will be received.  Certain research and development funding is repayable only on the occurrence of specified future events.  If such events do not occur, no repayment is required.  We recognize the liability to repay research and development funding in the period in which conditions arise that will cause research and development funding to be repayable.

(g)       Long-term investments

Long-term investments are carried at cost.

(h)       Capital assets

We initially record capital assets at cost.  We subsequently provide amortization on a straight-line basis over the following periods:

Furniture and fixtures	5 years
Research and development equipment	3 years
Tooling	3 years
Software	3-5 years
Office equipment	5 years

We amortize leasehold improvements on a straight-line basis over the lesser of their useful lives or lease terms.

(i)          Intangible assets

Patents and trademarks

Consideration paid for patents and trademarks is amortized on a straight-line basis over three to five years commencing with the date the patents or trademarks are granted.

License fees

Consideration paid for license fees is amortized on a straight-line basis over the shorter of the term of the license or five years.

Intellectual property, customer relationships and databases

Consideration paid for intellectual property, customer relationships and databases is amortized on a straight-line basis over three to five years.  Each of these intangible assets is subject to an impairment test as described in note 2(k).  Consideration paid for in-process research and development is amortized on a straight-line basis over the economic life of the asset.

(j)           Goodwill

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair value assigned to assets acquired and liabilities assumed in a business combination.  Goodwill is allocated as of the date of the business combination to the reporting units that are expected to benefit from the synergies of the business combination.

Goodwill has an indefinite life, is not amortized and is subject to a two-step impairment test at least annually.  The first step compares the fair value of the reporting unit to its carrying amount, which includes the goodwill.  When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary.  If the carrying amount exceeds the fair value, the second part of the test is performed to measure the amount of the impairment loss.  The second step compares the implied fair value of the reporting unit goodwill with the carrying amount of the goodwill.  If the carrying amount exceeds the fair value of the goodwill, an impairment loss is recognized equal to that excess.

(k)       Impairment of long-lived assets

We monitor the recoverability of long-lived assets, which includes capital assets and intangible assets, other than goodwill, based on factors such as future asset utilization and the future undiscounted cash flows expected to result from the use of the related assets.  Our policy is to record an impairment loss in the period when we determine that the carrying amount of the asset will not be recoverable.  At that time the carrying amount is written down to fair value.

(l)          Income taxes

We follow the asset and liability method of accounting for income taxes.  Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences).  Changes in the net future tax asset or liability are generally included in earnings.  Future tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantive enactment date.  Future income tax assets are evaluated and if their realization is not considered “more likely than not”, a valuation allowance is provided.

(m)     Stock-based compensation

Prior to January 1, 2004, we accounted for employee stock options using the intrinsic value method.  Accordingly, no stock-based compensation cost was recognized as all options were granted with an exercise price equal to the market value of the underlying common shares on the date of grant.  Previously, we provided note disclosure of pro forma net earnings (loss) as if the fair value based method had been used.

Effective January 1, 2004, we adopted the fair value recognition provisions of the amended Canadian Institute of Chartered Accountants Handbook (“HB”) 3870, “Stock-based Compensation and Other Stock-based Payments” (“HB 3870”), which requires recognition of an estimate of the fair value of stock-based awards in earnings.  We have retroactively applied HB 3870, with restatement of prior periods to record the compensation cost that would have been recognized had the fair value recognition provisions of HB 3870 been applied to all awards granted to employees since the inception of the stock option plan in 1997.

We have accounted for employee stock-based compensation using the fair value recognition provisions of HB 3870 and the Black-Scholes option-pricing model.  The restatement at December 31, 2004 resulted in an increase in the deficit of $39,004 (2003 - $24,229, 2002 - $16,412), an increase in contributed surplus of $37,864 and an increase in share capital of $1,140.  The change in accounting policy results in compensation expense related to employee stock options of $5,591 for the year ended December 31, 2004 (2003 - $14,775, 2002 - $7,817).

(n)       Revenue recognition

We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as collectibility is reasonably assured.  Customers include resellers, original equipment manufacturers, wireless service providers and end-users.  We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.

We recognize revenue on the portion of sales to certain resellers that are subject to provisions allowing various rights of return and stock rotation when the rights have expired or the products have been reported as sold by the resellers.

Funding from research and development agreements, other than government research and development arrangements, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met, and when there is reasonable assurance the funding will be received.  Certain research and development funding will be repayable only on the occurrence of specified future events.  If such events do not occur, no repayment would be required.  We will recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable.

Revenues from contracts with multiple-element arrangements, such as those including technical support services, are recognized as each element is earned based on the relative fair value of each element and only when there are no undelivered elements that are essential to the functionality of the delivered elements.

Revenue from licensed software is recognized at the inception of the license.  Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period such items are delivered or services are provided.  Technical support contracts extending beyond the current period are recorded as deferred revenue.

(o)       Warranty costs

We accrue warranty costs upon the recognition of related revenue, based on our best estimates, with reference to past experience.

(p)       Market development costs

We accrue for co-op advertising costs upon the later of the recognition date of the related revenue or date at which the co-op advertising is available.  Co-op advertising costs are recorded as a component of sales and marketing expense.

(q)       Share issue costs

We reduce the value of consideration assigned to shares issued by the direct costs, net of income tax recoveries, of issuing the shares.

(r)         Earnings (loss) per common share

We calculate basic earnings (loss) per share based on the weighted-average number of common shares outstanding for the year. If, in a reporting period, we have had outstanding dilutive stock options and warrants, we calculate diluted earnings (loss) per share using the treasury stock method.

(s)         Investment tax credits

Investment tax credits are accounted for using the cost reduction method whereby such credits are deducted from the expenses or assets to which they relate in the period in which their recoverability is reasonably assured.

(t)          Comparative figures

We have reclassified certain of the figures presented for comparative purposes to conform to the financial statement presentation we adopted for the current year.

3.              Acquisition of AirPrime, Inc.

On August 12, 2003 we acquired 100 percent of the outstanding securities of AirPrime, Inc. (“AirPrime”), a privately-held supplier of high-speed CDMA wireless products located in Carlsbad, California.  We subsequently changed the name of AirPrime to Sierra Wireless America, Inc.  The results of AirPrime’s operations have been included in our consolidated financial statements since that date.

The aggregate purchase price was $23,825, including common shares valued at $22,377 and costs related to the acquisition of $1,448.  The fair value of the 3,708,521 common shares issued was determined based on the average market price of Sierra Wireless, Inc.’s common shares over the two-day period before and after June 16, 2003, which was the date the terms of the acquisition were agreed to and announced.  Under the terms of the escrow agreement dated August 12, 2003, 927,129 common shares were deposited into escrow.  Of that number, 309,064 common shares have been released and the balance continue to be held in escrow.

The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition.

Current assets	$4,716
Property and equipment	1,352
Intangible assets	5,270
Goodwill	19,706
Total assets acquired	31,044

Current liabilities	7,219

Net assets acquired	$23,825

The following table presents details of the purchased intangible assets:

	Estimated Useful Life (in years)	Aug 12, 2003 Amount	Accumulated Amortization	Net Amount
Intellectual property	5	$3,780	$1,040	$2,740
Customer relationships	5	940	258	682
Licenses	5	400	114	286
Databases	5	150	41	109
Total purchased intangible assets		$5,270	$1,453	$3,817

The estimated future amortization expense of purchased intangible assets is as follows:

Fiscal Year	Net Amount
2005	$1,054
2006	1,054
2007	1,054
2008	655
Total	$3,817

If the acquisition of AirPrime had occurred as of January 1, 2002, the pro forma operating results may have been as follows:

	2002	2003
	(Restated - Note 2(m))	(Restated - Note 2(m))
Revenue	$96,282	$118,514
Net loss	(67,337)	(16,263)
Loss per share	$(3.36)	$(0.76)

4.              Restructuring and other charges

In the third quarter of 2004, we recorded an additional facilities restructuring charge of $289 related to a change in estimate of the future operating expenses and the foreign exchange loss on the Canadian dollar denominated liability.

In the third quarter of 2003, we incurred restructuring and other charges as a result of our acquisition of AirPrime.  During the year ended December 31, 2003, we recorded restructuring and other charges of $1,220 as follows:

Capital and intangible asset writedowns	$605
Workforce reductions	325
Facilities restructuring	290
Total restructuring and other charges	$1,220

The writedowns of capital and intangible assets of $605 were primarily for research and development equipment, test equipment and research and development licenses, which were no longer required.  These assets were written down to nil.  Workforce reduction charges of $325 were related to the cost of severance and benefits associated with 11 employees whose employment was terminated.  Of the 11 employees, seven were in product development and four were in manufacturing.  As of December 31, 2003, there were no remaining restructuring amounts to be paid out related to workforce reductions.  We also recorded an additional facilities restructuring charge of $290 as we made little progress in 2003 on the facilities restructuring that was originally announced in 2002.

In the last half of 2003, we also incurred integration costs of $1,947 related to travel, facilities and costs related to eight existing employees who were retained for the transition period.  These eight employees completed their integration activities and were terminated as of December 31, 2003 (see note 5).

In the second quarter of 2002, we announced and implemented a business restructuring program under which we reduced operating expenses and asset levels as a result of our assessment of current and visible future demand.  During 2002, we recorded restructuring and other charges of $37,707 associated with the writedown of CDPD and 2G CDMA inventory, capital and intangible asset impairment charges, workforce reductions, charges related to excess facilities and other assets, and an increase in our future tax asset valuation allowance.  We substantially completed implementation of our restructuring program at December 31, 2002.

The following table summarizes the provision for the 2002 business restructuring program and the balance of the provision at December 31, 2004 and December 31, 2003.

	Facilities Restructuring	Workforce Reduction	Other	Total
Balance at December 31, 2002	$4,547	$54	$164	$4,765
Additional charges	290	—	—	290
Cash payments	(1,243)	(54)	(87)	(1,384)
Balance at December 31, 2003	3,594	—	77	3,671
Additional charges	289	—	—	289
Cash payments	(1,378)	—	(26)	(1,404)
Balance at December 31, 2004	$2,505	$—	$51	$2,556

5.              Integration costs

In the third quarter of 2003, we also incurred integration costs related to the AirPrime acquisition of $1,947, which included the costs of eight existing employees retained for the transition period.  All of these employees have completed their integration activities and were terminated as of December 31, 2003.

6.              Investments

Investments were comprised as follows:

	Short-term		Long-term
	2003	2004	2003	2004
Government treasury bills	$11,827	$—	$—	$—
Bankers acceptances	1,937	—	—	—
Commercial paper	996	—	—	—
Government bonds	—	—	24,639	—
	$14,760	$—	$24,639	$—

In 2003, our short-term investments of $14,760 all had contractual maturities of less than one year.  Our long-term investments of $24,639 all had contractual maturities of one to five years.

7.              Inventories

	2003	2004
Electronic components	$782	$5,276
Finished goods	729	5,814
	$1,511	$11,090

8.              Capital assets

	2004
	Cost	Accumulated Amortization and Writedown	Net Book Value

Furniture and fixtures	$2,825	$1,802	$1,023
Research and development equipment	11,393	8,324	3,069
Tooling	11,155	7,472	3,683
Software	6,095	4,401	1,694
Leasehold improvements	2,288	1,757	531
Office equipment	350	306	44
	$34,106	$24,062	$10,044

	2003
	Cost	Accumulated Amortization and Writedown	Net Book Value

Furniture and fixtures	$2,478	$1,361	$1,117
Research and development equipment	9,047	7,622	1,425
Tooling	7,280	6,024	1,256
Software	5,450	3,452	1,998
Leasehold improvements	1,742	1,624	118
Office equipment	340	269	71
	$26,337	$20,352	$5,985

As at December 31, 2004, assets under a capital lease with a cost of $1,222 (2003 — $484) and accumulated amortization of $179 (2003 — $310) are included in capital assets.

9.              Goodwill and intangible assets

Goodwill was acquired in 2003 as a result of the acquisition of AirPrime (note 3).  An annual impairment test has been performed which resulted in no impairment loss.  We assessed the realizability of goodwill related to our reporting unit during the fourth quarter of 2004 and determined that the fair value amount exceeded the carrying value amount by a substantial margin, therefore the second step of the impairment test was not required.  During 2004, goodwill decreased by $479 due to the utilization of previously unrecognized pre-acquisition tax losses and certain purchase price adjustments.

The components of intangible assets at December 31, 2004 and 2003 are as follows:

	2004
	Cost	Accumulated Amortization and Writedown	Net Book Value

Patents and trademarks	$3,482	$382	$3,100
License fees	16,401	8,824	7,577
Intellectual property	4,214	1,474	2,740
Customer relationships	940	258	682
Databases	150	41	109
	$25,187	$10,979	$14,208

	2003
	Cost	Accumulated Amortization and Writedown	Net Book Value

Patents and trademarks	$2,604	$241	$2,363
License fees	15,156	7,404	7,752
Intellectual property	4,214	718	3,496
Customer relationships	940	70	870
Databases	150	11	139
	$23,064	$8,444	$14,620

The estimated aggregate amortization expense for each of the next five years is expected to be $2,842 per year.

10.       Long-term liabilities

	2003	2004
Facilities (note 4)	$3,594	$2,505
Less current portion	1,328	758
	$2,266	$1,747

11.       Obligations under capital lease

We lease research and development equipment, computer equipment and office furniture under capital leases, denominated in Cdn. dollars, and expiring at various dates in 2006.  As at December 31, 2004 our future minimum lease payments under capital leases were as follows:

	Cdn.$	U.S.$
2005	$859	$710
2006	355	293
	1,214	1,003
Less amount representing interest at approximately 8.3%	63	52
	1,151	951
Less current portion	803	664
	$348	$287

Interest expense on capital lease obligations for the year ended December 31, 2004 is $28 (2003 — $63).

12.       Share capital

Public offering

On November 14, 2003, we completed a public offering of 4,600,000 common shares in the United States and Canada at a price of $16.25 per share.  Under the offering, which included the shares issuable upon the exercise by the underwriters of the over-allotment option, we sold 4,442,222 common shares from treasury, and two retiring officers sold an aggregate of 157,778 common shares by way of a secondary offering.

Acquisition of AirPrime, Inc.

On August 12, 2003, we issued 3,708,521 common shares to acquire AirPrime.  The value of the shares was determined based on the average market price of Sierra Wireless, Inc.’s common shares over the two-day period before and after June 16, 2003, which was the date the terms of the acquisition were agreed to and announced.

Changes in the issued and outstanding common shares are as follows:

	Number of Shares	Amount
		(Restated - Note 2(m))
Balance at December 31, 2001	16,185,770	$121,923
Stock option exercises	159,626	475
Balance at December 31, 2002	16,345,396	122,398
Issued for acquisition (note 3)	3,708,521	22,377
Issued for cash	4,442,222	72,186
Share issue costs	—	(4,761)
Stock option exercises	325,932	1,764
Balance at December 31, 2003	24,822,071	213,964
Stock option exercises	535,160	7,380
Balance at December 31, 2004	25,357,231	$221,344

Stock option plan

Under the terms of our employee stock option plan, our board of directors may grant options to employees, officers and directors.  The plan provides for the granting of options at the fair market value of our stock at the grant date.  Options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter.  We determine the term of each option at the time it is granted, with options having a five year or a ten year term.  Since February 1999, options have been granted with a five year term.  We have reserved 3,882,233 options for issuance under our employee stock option plan.  Stock options have been granted in Canadian and U.S. dollars.

Stock option activity since December 31, 2001 is presented below:

	Number of Shares	Weighted Average Exercise Price
		Cdn.$	U.S.$

Outstanding, December 31, 2001	2,443,449	$39.57	$24.78
Granted	732,250	9.79	6.20
Exercised	(159,626)	3.73	2.36
Forfeited	(465,509)	50.22	31.78
Outstanding, December 31, 2002	2,550,564	19.83	12.55
Granted	609,300	14.79	11.46
Exercised	(325,932)	4.90	3.80
Forfeited	(1,107,572)	54.86	42.53
Outstanding, December 31, 2003	1,726,360	11.58	8.98
Granted	566,813	30.77	25.43
Exercised	(535,160)	11.74	9.70
Forfeited	(52,442)	25.98	21.47
Outstanding, December 31, 2004	1,705,571	20.71	17.12

December 31,	Exercisable, end of year

2002	1,378,101
2003	714,345
2004	545,382

The following table summarizes the stock options outstanding at December 31, 2004:

	Options Outstanding				Options Exercisable
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price		Number Exercisable	Weighted Average Exercise Price
		In years	Cdn.$	U.S.$		Cdn.$	U.S.$

$0.74 - $1.24 (Cdn.$0.90 - Cdn.$1.50)	33,164	2.7	$1.30	$1.08	33,164	$1.30	$1.08
$1.25 - $2.89 (Cdn.$1.51 - Cdn.$3.50)	323,115	2.6	3.34	2.76	161,395	3.29	2.72
$2.90 - $9.92 (Cdn.$3.51 - Cdn.$12.00)	272,833	3.6	9.16	7.56	90,468	8.73	7.22
$9.93 - $16.53 (Cdn.$12.01 - Cdn.$20.00)	126,672	3.1	16.24	13.42	68,070	15.00	12.40
$16.54 - $24.79 (Cdn.$20.01 - Cdn.$30.00)	501,007	3.7	22.12	18.28	141,539	22.55	18.64
$24.80 - $145.50 (Cdn.$30.01 - Cdn.$176.05)	448,780	3.7	41.37	34.19	50,746	100.25	82.85
	1,705,571	3.4	20.71	17.12	545,382	19.55	16.16

The options outstanding at December 31, 2004 expire between March 9, 2005 and December 31, 2009.

Warrants

There are outstanding warrants to purchase 138,696 of our common shares at Cdn $20.49 per share.  The warrants are exercisable for a term of five years from December 30, 2003.  The warrants were issued under our agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program (note 17(b)).

13.       Financial instruments

Fair value of financial instruments

The carrying amounts of certain of our financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable, accrued liabilities and current portions of long-term liabilities, approximate their fair value due to their short maturities.  Based on borrowing rates currently available to us for loans with similar terms, the carrying value of our obligations under capital lease and long-term liabilities approximates their fair value.

Concentrations of business risk

We depend on a small number of customers for a significant portion of our revenue.  In the last three fiscal years, there have been four different customers that individually accounted for more than 10% of our revenue.  In the twelve months ended December 31, 2004, two customers individually accounted for more than 10% of our revenue and in aggregate, these two customers represented 51% of our revenue.

We maintain substantially all of our cash and cash equivalents with major financial institutions or government instruments.  Corporate paper is uninsured.  Our deposits with banks may exceed the amount of insurance provided on such deposits.

We outsource manufacturing of our products to third parties.  We are dependent upon the development and deployment by third parties of their manufacturing abilities.  The inability of any supplier or manufacturer to fulfill our supply requirements could impact future results.  We have supply commitments to our outsource manufacturers based on our estimates of customer and market demand.  Where actual results vary from our estimates, whether due to execution on our part or market conditions, we are at risk.

Financial instruments that potentially subject us to concentrations of credit risk are primarily accounts receivable.  We perform on-going credit evaluations of our customer’s financial condition and require letters of credit or other guarantees whenever deemed appropriate.

Although substantially all of our revenues are received in U.S. dollars, we incur operating costs and have obligations under capital leases that are denominated in Cdn. dollars. Fluctuations in the exchange rates between these currencies could have a material effect on our business, financial condition and results of operations.  We mitigate this risk by denominating many of our payment obligations in U.S. dollars.

Line of credit

During 2004, we had an operating line of credit of $10,000, which bore interest at prime plus 1.25% per annum.  This line of credit was secured by a general security agreement providing a first charge against all assets.  On December 31, 2004, we renegotiated our line of credit and now have an unsecured revolving demand facility for $10,000, which bears interest at prime per annum.  The balance at December 31, 2004 was nil (2003 — nil).

14.       Income taxes

The composition of our future tax assets at December 31 is as follows:

	2003	2004
Future tax assets (liabilities)
Capital assets	$(350)	$(1,026)
Loss carryforwards	11,995	6,623
Scientific research and development expenses	10,538	9,975
Share issue costs	1,812	1,110
Reserves and other	3,708	3,357
Total gross future tax assets	27,703	20,039
Less valuation allowance	27,203	19,539
Net future tax assets	$500	$500

We believe that realization of our net future tax assets is more likely than not.  In assessing the realizability of our future tax assets, we considered whether it is more likely than not that some portion or all of our future tax assets will not be realized.  The ultimate realization of our future tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible.  We considered projected future taxable income and tax planning strategies in making our assessment.

At December 31, 2004, we had approximately $22,174 of scientific research and development expenditures available to be deducted against future Canadian taxable income that may be carried forward indefinitely, and investment tax credits of approximately $18,468 available to offset future Canadian federal and provincial income taxes payable.  The investment tax credits expire commencing in 2006 until 2014.

In addition, at December 31, 2004, net operating loss carryforwards for our foreign subsidiaries were $17,661 for United States income tax purposes and $2,061 for U.K. income tax purposes.  These carryforwards expire in various amounts through 2019.  Our foreign subsidiaries may be limited in their ability to use foreign net operating losses in any single year depending on their ability to generate significant taxable income.

Effective tax rate

Our income tax expense for the year ended December 31 differs from that calculated by applying statutory rates for the following reasons:

	2002	2003	2004
Combined Canadian federal and provincial income taxes at expected rate of 35.6% (2003 - 37.6%, 2002 – 39.6%)	$(18,322)	$(4,633)	$8,447
Permanent and other differences	4,576	5,547	1,813
Unrecognized tax assets	8,826	(635)	(5,780)
Change in enacted tax rates	—	—	—
Loss (income) subject to tax at rates lower than statutory rate	4,629	(81)	(133)
Writedown of future tax asset	3,754	—	—
	$3,463	$198	$4,347

Our provisions for income taxes consist of the following:

	2002	2003	2004
Current
Canadian	$94	$198	$357
Foreign	(385)	—	3,990
Total current	(291)	198	4,347
Future
Canadian	3,754	—	(500)
Foreign	—	—	500
Total future	3,754	—	—
Income tax expense	$3,463	$198	$4,347

15.       Research and development

	2002	2003	2004
Research and development	$19,742	$21,995	$28,929
Less government research and development funding	1,899	477	2,643
	$17,843	$21,518	$26,286

Included in our gross research and development expense was a repayment of funding of $1,970 (2003 - $258, 2002 - $193).

16.       Earnings (loss) per share

The weighted-average number of shares outstanding (in thousands) used in the computation of earnings (loss) per share were as follows:

	2002	2003	2004
Weighted-average shares used in computation of basic earnings (loss) per share	16,304	18,442	25,212
Weighted-average shares from assumed conversion of dilutive options	—	—	655
Weighted-average shares used in computation of diluted earnings (loss) per share	16,304	18,442	25,867

Stock options for 2003 and 2002 are excluded from the 2003 and 2002 earnings per share calculations because they are anti-dilutive.

17.       Commitments and contingencies

(a)  Operating leases

We lease equipment and premises with minimum future lease payments denominated in Cdn. dollars at December 31, 2004 as follows:

	Cdn.$	U.S.$
2005	$3,441	$2,844
2006	3,301	2,728
2007	3,390	2,802
2008	3,407	2,816
2009	2,597	2,146
Thereafter	4,153	3,432
	$20,289	$16,768

(b)  Contingent liability on sale of products

(i)                  Under license agreements, we are committed to royalty payments based on the sales of products using certain technologies.  We recognize royalty obligations as determinable in accordance with agreement terms.  Where agreements are not finalized, we have recognized our current best estimate of the obligation.  When the agreements are finalized, the estimate will be revised accordingly.

(ii)               We are a party to a variety of agreements in the ordinary course of business under which we may be obligated to indemnify a third party with respect to certain matters.  Typically, these obligations arise as a result of contracts for sale of our products to customers where we provide indemnification against losses arising from matters such as potential intellectual property infringements and product liabilities.  The impact on our future financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims.  To date, we have not incurred material costs related to these types of indemnifications.

(iii)            Under certain research and development funding agreements, we are contingently liable to repay up to $3,262.  Repayment for certain of the research and development funding agreements is contingent upon reaching certain revenue levels for specified products.

(iv)           Under an agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program, we have received Cdn. $9,999 to support the development of a range of third generation wireless technologies.  Under the terms of the agreement, an amount up to a maximum of Cdn. $13,000 is to be repaid based on annual sales, in excess of certain minimum amounts, of specified products commencing in 2004.  During the year ended December 31, 2004, we claimed nil (2003 — $477) that has been recorded as a reduction of research and development expense.  During the year ended December 31, 2004, we have recorded, in research and development expense, the repayment of  $1,904 (2003 — nil).  In addition, we issued warrants to TPC to purchase 138,696 common shares on December 30, 2003, valued at Cdn. $2,000 based on the Black-Scholes pricing model.  The warrants are exercisable at Cdn $20.49 per share for a term of five years from December 30, 2003.  As of December 31, 2004, no warrants have been exercised.

In March 2004, we entered into a second agreement with TPC under which we are eligible to receive conditionally repayable research and development funding up to Cdn. $9,540 to support the development of a range of third generation wireless technologies.  The agreement is effective April 2003.  During the year ended December 31, 2004, we have claimed $2,643 (2003 – nil), which has been recorded as a reduction of research and development expense.  Under the terms of the agreement, repayment based on a percentage of annual sales, in excess of certain minimum amounts, will be made over the period from April 2003 to December 2011.  If the payments during this period are less than Cdn. $16,455, payments will continue subsequent to December 2011 until the earlier of when the amount is reached or December 2014.  No repayments were made in the year.

(v)              We accrue product warranty costs, when we sell the related products, to provide for the repair or replacement of defective products.  Our accrual is based on an assessment of historical experience and on management’s estimates.  An analysis of changes in the liability for product warranties follows:

Balance, January 1, 2002	$1,251
Provisions	819
Expenditures	(907)
Balance, December 31, 2002	1,163
Provisions	1,939
Increase due to acquisition (note 3)	418
Expenditures	(1,179)
Balance, December 31, 2003	2,341
Provisions	2,785
Expenditures	(2,185)
Balance, December 31, 2004	$2,941

(c)  Other commitments

We have entered into purchase commitments totaling approximately $12,600 with certain contract manufacturers under which we have committed to buy a minimum amount of designated products between January 2005 and March 2005.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

(d)  Legal proceedings

(i)                  Sierra Wireless America, Inc., as successor to AirPrime, Inc., along with other defendants, has been served with the first amended complaint filed September 13, 2004 and second amended complaint filed January 3, 2005 (collectively the “Complaint”) of Joshua Cohen and David Beardsley on behalf of themselves and others similarly situated, which was filed in the U.S. District Court for the Central District of California for alleged violations of federal and state securities laws allegedly occurring prior to the time AirPrime, Inc. was acquired by the Company.  On March 4, 2005, the defendants filed motions to dismiss the Complaint.  The hearing is expected to occur in May 2005.  We have given notice to our liability insurance carriers and submitted an escrow claim notice under the escrow agreement dated August 12, 2003 relating to the acquisition of AirPrime.  Both the insurance carrier and the escrow shareholders are disputing their obligations with respect to this Complaint.  Although there can be no assurance that an unfavourable outcome of the dispute would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend them.

(ii)               In July 2001, we learned that Metricom, Inc. (“Metricom”), one of our customers, had filed a Chapter 11 reorganization under the U.S. bankruptcy laws.  We filed a proof of claim for amounts due to us totaling $13,745.  Metricom objected to that claim asserting that all but $2,254 should be disallowed.  Metricom also filed an adversary complaint against us in the U.S. bankruptcy court seeking return of payments totaling $1,900 made to us within 90 days of the bankruptcy filing, alleging that the payments are avoidable as “preferences”.  We contended that the payments were in the ordinary course of business and that we supplied additional product to Metricom after receiving the payments, which would offset any preference liability.  During 2002, we executed a global settlement with the reorganized debtor under which we agreed to reduce our general unsecured claim to $10,250, and Metricom agreed to dismiss the preference claims.  We received a settlement of $2,321 in 2003, of which $513 was included in the determination of our net income for 2003 (2002 — $1,808).  In 2004, we received an additional $513 that was included in our net income for 2004.

(iii)            We are engaged in certain legal actions in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

18.       Supplementary information

	2002	2003	2004
(a) Cash flow information:
Cash received
Interest	$912	$500	$1,660
Income taxes	905	24	4
Cash paid for
Interest	323	62	32
Income taxes	57	62	2,649
Non-cash financing activities
Purchase of capital assets funded by obligations under capital lease	328	113	1,238
Issuance of common shares on acquisition (note 3)	—	22,377	—

(b) Allowance for doubtful accounts:
Opening balance	$5,169	$3,068	$2,230
Acquisitions	—	62	—
Bad debt expense	623	375	366
Write offs and settlements	(2,724)	(1,275)	(128)
Closing balance	$3,068	$2,230	$2,468

(c) Other:
Rent expense	$1,599	$1,603	$2,004
Foreign exchange gain	77	439	333

19.       Segmented information

We operate in the wireless communications solutions industry and all sales of our products and services are made in this segment.  Management makes decisions about allocating resources based on the one operating segment.

Revenues by product were as follows:

	2002	2003	2004
Mobile	$7,781	$6,183	$10,451
PC card	44,616	71,060	125,604
Embedded modules	19,025	20,961	70,044
Voq	—	—	1,893
Other	2,113	2,845	1,825
Research and development funding	3,724	660	1,388
	$77,259	$101,709	$211,205

47% (2003 — 65%) of our capital assets are in Canada.  Product sales in the Americas were 89% (2003 — 73%; 2002 — 87%).

We sell certain products through resellers, original equipment manufacturers, and wireless service providers who sell these products to end-users.  The approximate sales to the significant channels are as follows:

	2002	2003	2004
Customer A	less than 10%	less than 10%	$55,718
Customer B	less than 10%	less than 10%	$52,755
Customer C	$17,808	$18,044	less than 10%
Customer D	$15,605	less than 10%	less than 10%

20.       Subsequent events

Subsequent to December 31, 2004, we became aware of certain alleged securities class action lawsuits filed against the Company and certain of our officers in the U.S. District Court Southern District of New York and the U.S. District Court Southern District of California.  On February 22, 2005, we were served with one of the complaints filed in the Southern District of California.  We are assessing the complaints and have not yet been required to file our response.  Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuits.  The Company has determined that it is not possible to establish a reasonable estimate of the possible loss, or range of possible loss, if any.

On February 8, 2005, Sierra Wireless, Inc. was served with the first amended complaint of MLR, LLC filed in the U.S. District Court for the Northern District of Illinois Eastern Division for alleged patent infringement relating to our line of professional phones.  We have been added as a defendant in existing civil action no. 04 C 7044 MLR, LLC v. Kyocera Wireless Corporation and Novatel Wireless, Inc.  We are assessing the complaint and have not yet been required to file our response.  Although there can be no assurance that an unfavourable outcome of the dispute would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the action.  The Company has determined that it is not possible to establish a reasonable estimate of the possible loss, or range of possible loss, if any.